Filed Pursuant to General Instruction II.L of Form F-10;

File No. 333-261289

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated December 14, 2021 to which it relates, as amended or supplemented, and each document incorporated by reference or deemed to be incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities in those jurisdictions. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Theratechnologies Inc. at 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8, telephone: (514) 336-7800 and are also available electronically at www.sedarplus.ca and www.sec.gov.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED DECEMBER 14, 2021

New Issue	October 25, 2023

THERATECHNOLOGIES INC.

12,500,000 Common Shares

This prospectus supplement (the “Prospectus Supplement”) of Theratechnologies Inc. (the “Corporation”, “Theratechnologies”, “us”, “we” or “our”), together with the accompanying short form base shelf prospectus dated December 14, 2021 (the “Base Shelf Prospectus”) qualifies the distribution (the “Offering”) of 12,500,000 common shares (the “Common Shares”) in the share capital of the Corporation at a price of $1.00 per share (the “Offering Price”).

The Offering is being made concurrently in Canada under the terms of the Base Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10 (File No. 333-261289) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).

The Common Shares are being offered pursuant to an underwriting agreement dated October 25, 2023 (the “Underwriting Agreement”) between the Corporation and Cantor Fitzgerald & Co. (the “Representative”), as representative of the several underwriters (the “Underwriters”). The Offering will be made in the United States by the Underwriters, and in Canada, by Cantor Fitzgerald Canada Corporation (“Cantor Canada”), the Representative’s Canadian affiliate. The Representative is not registered to sell securities in any Canadian jurisdiction and, accordingly, will sell Common Shares only outside of Canada and has obtained an exemption from certain requirements of Canadian securities laws. See “Exemption under Canadian Securities Laws”.

The issued and outstanding Common Shares are listed and posted for trading on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the ticker symbols “THTX” and “TH”, respectively. On October 25, 2023, the closing price of the Common Shares was $1.28 on the Nasdaq and Cdn$1.71 on the TSX. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

Concurrently with the pricing of the Offering, the Corporation has entered into a subscription agreement (the “Subscription Agreement”) with Investissement Québec. Pursuant to the Subscription Agreement, Investissement Québec will purchase, on a private placement basis, an aggregate of 9,118,184 Common Shares (the “Placement Common Shares”) and an aggregate of 3,381,816 exchangeable subscription receipts (the “Exchangeable Subscription Receipts”), in each case, at a price of $1.00 per share or per Exchangeable Subscription Receipt, as applicable, for aggregate gross proceeds to the Corporation of $12,500,000 (the “Concurrent Private Placement”). The component of the Concurrent Private Placement in the form of Exchangeable Subscription Receipts is designed to ensure that following the completion of the Offering and the Concurrent Private Placement, Investissement Québec does not own more than 19.9% of the issued and outstanding Common Shares and is therefore not deemed to be a “control person” of the Corporation within the meaning of applicable Canadian securities laws. The Exchangeable Subscription Receipts will be non-voting securities and will be exchangeable at the option of Investissement Québec into an equivalent number of Common Shares (the “Subscription Receipt Shares”), without payment of additional consideration, on the condition that upon any such exchange, Investissement Québec does not have beneficial ownership or control over more than 19.9% of the issued and outstanding Common Shares (the “Exchange Condition”), subject to certain exceptions. Proceeds from the sale of Exchangeable Subscription Receipts to Investissement Québec will not be escrowed or in any way refundable to Investissement Québec.

No commission or other

fees will be paid to the Underwriters, to Cantor Canada or to any other underwriter or agent in connection with the Concurrent Private Placement. Upon closing of the Concurrent Private Placement, Investissement Québec will be entitled to a non-refundable capital commitment fee representing 1.5% of the aggregate purchase price of the Placement Common Shares and the Exchangeable Subscription Receipts (the “Capital Commitment Fee”). This Prospectus Supplement does not qualify the distribution of the Placement Common Shares or the Exchangeable Subscription Receipts. The Placement Common Shares and the Exchangeable Subscription Receipts issued pursuant to the Concurrent Private Placement will be subject to a statutory hold period. The Concurrent Private Placement will close concurrently with the closing of the Offering and the closing of the Offering and the Concurrent Private Placement are conditional upon each other. See “Concurrent Private Placement”.

All dollar amounts in this Prospectus Supplement are in U.S. dollars unless otherwise indicated. See “Currency and Exchange Rate Information” in this Prospectus Supplement and “Presentation of Financial Information” in the Base Shelf Prospectus.

An investment in the Common Shares involves significant risks that should be carefully considered by prospective investors before purchasing Common Shares. The risks outlined in this Prospectus Supplement, the accompanying Base Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Common Shares. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this Prospectus Supplement, in the Base Shelf Prospectus and in the documents incorporated by reference therein.

Price: $1.00 per Common Share

	Price to the public	Underwriters’ discounts and commissions	Net proceeds(2)(4)
Per Common Share(1)	$1.00	$0.08	$0.92
Total Offering(3)	$12,500,000	$1,000,000	$11,500,000

Notes:

(1)	The Offering Price is payable in U.S. dollars, except as may otherwise be agreed to by the Underwriters.
(2)

After deducting the Underwriters’ discounts and commissions and before deducting expenses of the Offering, estimated at $525,000, which, together with the Underwriters’ discounts and commissions, will be paid by the Corporation. See “Use of Proceeds”.

(3)

The Corporation has granted the Underwriters an option, exercisable in whole or in part, in the sole discretion of the Underwriters, at any time not later than the 30th day following the date the Underwriting Agreement is entered into, to purchase, severally and not jointly, up to 1,875,000 additional Common Shares (the “Additional Common Shares”), representing 15% of the Common Shares offered hereunder, on the same terms as set out above, solely to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes (the “Option”). If the Option is exercised in full, the total “Price to the public”, “Underwriters’ discounts and commissions” and “Net proceeds” will be $14,375,000, $1,150,000 and $13,225,000, respectively. This Prospectus Supplement, together with the Base Shelf Prospectus, qualifies the grant of the Option and the distribution of the Common Shares upon issuance, if any, of the Option. A purchaser who acquires Common Shares forming part of the Underwriters’ option position acquires those shares under this Prospectus Supplement, regardless of whether the position is ultimately filled through the exercise of the Option or secondary market purchases. See “Plan of Distribution”.

(4)

The total net proceeds to the Corporation of the Offering and the Concurrent Private Placement (after deducting the Underwriters’ discounts and commissions and the Capital Commitment Fee payable by the Corporation, but before deducting expenses of the Offering and the Concurrent Private Placement, and assuming that the Option is not exercised) will be approximately $23,812,500. If the Option is exercised in full, the total net proceeds to the Corporation of the Offering and the Concurrent Private Placement (after deducting the Underwriters’ discounts and commissions and the Capital Commitment Fee payable by the Corporation, but before deducting expenses of the Offering and the Concurrent Private Placement) will be approximately $25,537,500.

See “Plan of Distribution” for additional information regarding underwriting compensation.

The following table sets out the number of Additional Common Shares that may be issued and sold by the Corporation pursuant to the Option:

Underwriters’ position	Maximum number of shares available	Exercise period	Exercise price
Option	1,875,000 Common Shares	Exercisable not later than the 30th day following the date the Underwriting Agreement is entered into	$1.00 per Common Share

The Corporation has applied to list on the TSX the Common Shares and the Additional Common Shares to be distributed under this Prospectus Supplement and the Placement Common Shares and Subscription Receipt Shares to be distributed to Investissement Québec under the Concurrent Private Placement. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. The Corporation has given notice of the listing of the Common Shares, the Additional Common Shares, the Placement Common Shares and the Subscription Receipt Shares to the Nasdaq in accordance with the rules of that exchange. See “Plan of Distribution”.

ii

The Underwriters, as principals, conditionally offer the Common Shares qualified under this Prospectus Supplement and the Base Shelf Prospectus, subject to prior sale, if, as and when issued, sold and delivered by the Corporation and accepted by the Underwriters in accordance with the terms and conditions contained in the Underwriting Agreement, as described under “Plan of Distribution”.

Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Common Shares to the public at prices lower than the Offering Price. See “Plan of Distribution.”

Subscriptions will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about October 31, 2023 (the “Closing Date”), or such earlier or later date as the Corporation and the Underwriters may agree, but in any event no later than November 10, 2023. It is expected that the Corporation will arrange for the instant deposit of the Common Shares offered hereby under the book-based system of registration through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited electronically with CDS on the Closing Date. No certificates evidencing the Common Shares offered hereby will be issued to purchasers of the Common Shares. Purchasers of the Common Shares will receive only a customer confirmation from the Underwriters from or through which a beneficial interest in the Common Shares is purchased. See “Plan of Distribution”.

The Corporation and the Underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this Prospectus Supplement or the accompanying Base Shelf Prospectus. The Corporation and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. It is important for you to read and consider all information contained in this Prospectus Supplement and the accompanying Base Shelf Prospectus, including the documents incorporated by reference herein and therein, in their entirety before making your investment decision.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In connection with the sale of the Common Shares on the Corporation’s behalf, each of the Underwriters will be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation of the Underwriters will be deemed to be an underwriting commission or discount. The Corporation has agreed to provide indemnification and contribution to the Underwriters against, among other things, certain civil liabilities, including liabilities under the U.S. Securities Act.

Prospective investors in the United States should be aware that this Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Theratechnologies prepares financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board; the financial statements incorporated herein have been prepared in accordance with IFRS and thus may not be comparable to financial statements of United States companies. Such financial statements are subject to audit in accordance with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of the Province of Québec, that some of its officers and directors may be residents of a foreign country, that the Underwriters or experts named in the Registration Statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Risk Factors” in the Base Shelf Prospectus and “Enforcement of Civil Liabilities” herein.

Prospective investors should be aware that the acquisition, the holding and the disposition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident

iii

in, or citizens of, the United States or Canada may not be described fully herein. See “Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations”. Prospective investors are advised to consult their own tax advisors regarding the application of income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding or disposing of the Common Shares.

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Corporation’s behalf by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Stikeman Elliott LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Corporation’s behalf by Jenner & Block LLP and on behalf of the Underwriters by Duane Morris LLP.

Mr. Joseph Arena, a director of the Corporation residing outside of Canada, has appointed the Corporation as agent for service of process at the following address: 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or corporation that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Civil Liabilities”.

The head office and principal place of business of the Corporation is at 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8.

Cantor

iv

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE BASE SHELF PROSPECTUS

PRIOR SALES	18

PRICE RANGE AND TRADING VOLUME	18
SHARE CAPITAL	18

v

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND

THE ACCOMPANYING BASE SHELF PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the accompanying Base Shelf Prospectus, gives more general information, some of which may not apply to the Offering. Both documents contain important information you should consider when making your investment decision.

The Corporation is not offering the Common Shares in any jurisdiction where the Offering is not permitted by law. This Prospectus Supplement and the accompanying Base Shelf Prospectus must not be used by anyone for any purpose other than in connection with the distribution of Common Shares under this Offering. You should assume that the information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference in the Base Shelf Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the accompanying Base Shelf Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. The Corporation does not undertake to update the information contained in this Prospectus Supplement or contained or incorporated by reference in the Base Shelf Prospectus, except as required by applicable securities laws.

The Corporation and the Underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this Prospectus Supplement or the accompanying Base Shelf Prospectus or any relevant free writing prospectus prepared by or on behalf of the Corporation or to which the Corporation has referred you. The Corporation and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. It is important for you to read and consider all information contained in this Prospectus Supplement and the accompanying Base Shelf Prospectus, including the documents incorporated by reference herein and therein, in their entirety before making your investment decision. Prospective purchasers of the Common Shares qualified under this Prospectus Supplement should not assume that the information in this Prospectus Supplement or the accompanying Base Shelf Prospectus or any documents incorporated by reference is accurate as of any date other than the respective dates of those documents, as the Corporation’s business, results of operations, financial condition and prospects may have changed since those dates.

Unless otherwise noted or the context indicates otherwise, “Theratechnologies”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc., its subsidiaries and, as the case may be, its predecessors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” within the meaning of applicable Canadian securities legislation, Section 27A of the U.S. Securities Act, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and such statements may be subject to the safe harbor available for such information and statements by those sections of the U.S. Securities Act and the U.S. Exchange Act, and by the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking information may include, but is not limited to, statements about: the expected use of the net proceeds of the Offering and of the Concurrent Private Placement; the anticipated Closing Date of the Offering and the Concurrent Private Placement; the plan of distribution pursuant to the Underwriting Agreement and market stabilization activities of the Underwriters; our 2023 objectives and strategies; our expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®; our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and to meet our revised 2023 fiscal year revenue guidance; our ability to achieve a positive Adjusted EBITDA in the fourth quarter of 2023; yearly savings resulting from our recently announced restructuring; our capacity to meet supply and demand for our products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements; our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the pricing and reimbursement conditions of other competing drugs or therapies that are or may become available; our ability to protect and maintain our intellectual property rights in tesamorelin; our success in enrolling patients and in conducting our Phase 1 clinical trial studying sudocetaxel zendusortide; the timelines associated with the completion of our Phase 1 clinical trial studying sudocetaxel zendusortide; the timelines associated with the filing of a supplemental biologics license application (“sBLA”) for an intramuscular method of administration of Trogarzo®; the approval by the United States Food and Drug Administration (“FDA”) of the F8 formulation of tesamorelin and of the intravenous push method of administration of the Trogarzo® loading dose; our capacity to meet the undertakings, covenants and obligations contained in the Marathon Credit Agreement (as defined herein) and not be in default thereunder; our capacity to find a partner to conduct a Phase 2b/3 clinical trial using tesamorelin for the treatment of non-alcoholic steatohepatitis (“NASH”) in the general population; our capacity to find a partner to pursue the development of sudocetaxel zendusortide and our other peptide-drug conjugates generated through our SORT1+ TechnologyTM platform; our capacity to control expenses to achieve a positive Adjusted EBITDA in the fourth quarter of 2023; our capacity to acquire or in-license or copromote new products; our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; our estimates regarding our capital requirements; our ability to meet the timelines set forth herein; information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, intentions, results, levels of activity, performance, goals and achievements. This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases.

The forward-looking information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference therein is provided for the purpose of assisting the reader in understanding our financial performance and prospects and in presenting management’s assessment of future plans and operations. The reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results, performance or future events or developments to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those described or referenced under the heading “Risk Factors” of this Prospectus Supplement, the Base Shelf Prospectus and the AIF (as defined below) as well as other risks detailed from time to time in reports filed by the Corporation with securities regulators or commissions or other documents that the Corporation makes public. These risk factors are not intended to represent a complete list of the factors that could affect the Corporation. There may be other risk factors not presently known to the Corporation or that the Corporation presently believes are not material that could also cause actual results, performance or future events or developments to differ materially from those made in or suggested by the forward-looking information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein. If any of these risks materialize, or if any assumptions underlying forward-looking information prove incorrect, actual results, performance or future events or developments may differ materially from those made in or suggested by the forward-looking information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein.

Although the forward-looking information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein, is based upon what we believe are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information include that: sales of EGRIFTA SV® and Trogarzo® in the United States will continue increasing over time; our expenses will remain under control; we will achieve a positive Adjusted EBITDA in the fourth quarter of 2023; we will realize recurring savings from our recently announced restructuring; our commercial practices in the United States will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in the United States; continuous supply of EGRIFTA SV® and Trogarzo® will be available to meet market demand on a timely basis; our relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free; the level of product returns and the value of chargebacks and rebates will not exceed our estimates in relation thereto; no biosimilar version of tesamorelin will be approved by the

FDA; our intellectual property will prevent companies from commercializing biosimilar versions of tesamorelin in the United States; no vaccine or cure will be found for the prevention or eradication of HIV; the FDA will approve the F8 formulation of tesamorelin and the intravenous push method of administration of the Trogarzo® loading dose; if approved by the FDA, the F8 formulation of tesamorelin will be launched in 2024; we will not default under the terms and conditions of the Marathon Credit Agreement, including meeting the minimum liquidity and adjusted EBITDA (as such term is defined in the Marathon Credit Agreement and hereinafter, the “Marathon Adjusted EBITDA”) target covenants therein, or, to the extent we default under the terms of the Marathon Credit Agreement, we will be successful in negotiating waivers of such default; the interest rate on the amount borrowed pursuant to the Marathon Credit Agreement will not materially vary upwards; the Corporation will continue as a going concern; we will find a partner to conduct a Phase 2b/3 clinical trial studying tesamorelin for the treatment of NASH in the general population; we will be able to recruit patients to conduct our Phase 1 clinical trial studying sudocetaxel zendusortide and we will be able to see signs of efficacy during such Phase 1 clinical trial; we will find a partner to pursue the development of TH1902; we will be able to conduct future clinical research activities through partnerships; the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise subsequent to the date of this Prospectus Supplement; our business plan will not be substantially modified; and no international event, such as a pandemic or worldwide war, will occur and adversely affect global trade. See “Cautionary Note Regarding Forward-Looking Information” in the Base Shelf Prospectus for further assumptions relating to the Corporation and its business.

All of the forward-looking information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference therein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. The Corporation does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law. Unless otherwise stated, the forward-looking information contained in this Prospectus Supplement is provided as of the date hereof.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference in the accompanying Base Shelf Prospectus only for the purpose of the distribution of Common Shares under the Offering.

The Base Shelf Prospectus contains a list of documents filed by the Corporation with the securities commissions or similar regulatory authorities in all of the provinces of Canada, which are specifically incorporated by reference into, and form an integral part of, the Base Shelf Prospectus as supplemented by this Prospectus Supplement.

The following documents, filed with the securities commission or similar regulatory authority in all of the provinces of Canada and filed with or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Base Shelf Prospectus:

(a)	our annual information form dated February 27, 2023, for the fiscal year ended November 30, 2022 (the “AIF”);

(b)	our audited consolidated annual financial statements for the fiscal years ended November 30, 2022 and November 30, 2021, together with the notes thereto and the auditors’ report thereon (the “Annual Financial Statements”);

(c)	our management’s discussion and analysis for the fiscal year ended November 30, 2022 (the “Annual MD&A”);

(d)	our unaudited consolidated interim financial statements for the three- and nine-month periods ended August 31, 2023, and August 31, 2022, together with the notes thereto (the “Interim Financial Statements”);

(e)	our management’s discussion and analysis for the three- and nine-month periods ended August 31, 2023 (the “Interim MD&A”);

(f)	our management proxy circular dated April 6, 2023, for the annual meeting of shareholders held on May 9, 2023;

(g)	our material change report dated December 12, 2022, with respect to the Corporation’s pause of enrollment of patients in its Phase 1 clinical trial of TH1902 and its plan to submit an amendment to its protocol to the FDA;

(h)	our material change report dated January 13, 2023, with respect to the Corporation’s Chief Executive Officer’s open letter to shareholders relating to the 2022 fiscal year results, guidance for the 2023 fiscal year and key business objectives for the 2023 operating plan;

(i)	our material change report dated June 22, 2023, with respect to the Corporation’s draw down of its second tranche of $20 million pursuant to the Marathon Credit Agreement and repayment of the outstanding $27.5 million 5.75% convertible unsecured senior notes due on June 30, 2023;

(j)	our material change report dated July 27, 2023, with respect to the consolidation of the issued and outstanding common shares of the Corporation on the basis of one post-consolidation Common Share for each four pre-consolidation Common Shares issued and outstanding;

(k)	our material change report dated September 25, 2023, with respect to the entering into by the Corporation of an agreement in principle to amend certain terms and conditions of the Marathon Credit Agreement; and

(l)	our material change report dated October 24, 2023, with respect to the restructuring of certain of our research and development activities.

Copies of the documents incorporated by reference in the Base Shelf Prospectus, as supplemented by this Prospectus Supplement, may be obtained on request without charge from the Secretary of Theratechnologies at 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8, telephone: 514-336-7800, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) through the SEC’s website at www.sec.gov.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (excluding confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and before the termination or completion of the distribution of the Common Shares hereunder will be deemed to be incorporated by reference in the Base Shelf Prospectus, as supplemented by this Prospectus Supplement, for the purpose of this Offering. In addition, any such documents which are filed on Form 40-F with, or (if and to the extent expressly provided) furnished on Form 6-K to, the SEC after the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference in the Registration Statement of which the Base Shelf Prospectus and this Prospectus Supplement form part. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated or deemed to be incorporated herein or therein by reference.

In addition, any “template version” of any “marketing materials” (as each such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed in connection with the Offering after the date hereof but prior to the termination of the distribution of the Common Shares pursuant to the Offering is deemed to be incorporated by reference herein.

Any statement contained in this Prospectus Supplement, in the accompanying Base Shelf Prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein for the purpose of this Offering shall be deemed to be modified or superseded to the extent that a statement contained herein or therein, or in any subsequently filed document which also is, or is deemed to be, incorporated by reference in the Base Shelf Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Base Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as those terms are defined under applicable Canadian securities legislation) pertaining to this Offering and filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) subsequent to the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus solely for the purposes of the Offering.

NON-IFRS AND NON-U.S. GAAP MEASURE

The information presented in this Prospectus Supplement and the accompanying Base Shelf Prospectus, including certain documents incorporated by reference herein, includes a measure that is not determined in accordance with International Financial Reporting Standards (“IFRS”) or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this measure to make financial, strategic and operating decisions.

“Adjusted EBITDA” does not have standardized meanings prescribed under IFRS or U.S. GAAP, and the Corporation’s computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. This measure should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS or U.S. GAAP as an indicator of performance.

Because non-IFRS measures do not have a standardized meaning and may differ from similarly-named computations as reported by other entities, Canadian securities regulations and policies require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. Information regarding non-IFRS measures is presented in this Prospectus Supplement and in the sections dealing with these financial measures in certain of the documents incorporated by reference herein, including the Interim MD&A. See the “Non-IFRS and Non U.S. GAAP Financial Measure” and “Reconciliation of Adjusted EBITDA” sections of the Interim MD&A for definitions and reconciliations of the non-IFRS measures described above to the most directly comparable IFRS measure.

Non-IFRS measures are not audited. They have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using non-IFRS measures.

U.S. REGISTRATION STATEMENT

Theratechnologies is subject to the full information requirements of the securities commissions or similar regulatory authorities in all provinces of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that Theratechnologies files with the Canadian provincial securities commissions or similar regulatory authorities. These filings are also electronically available on SEDAR+ at www.sedarplus.ca. Except as expressly provided herein, documents filed on SEDAR+ are not, and should not be considered, part of this Prospectus Supplement or the Prospectus.

Theratechnologies has filed with the SEC under the U.S. Securities Act the Registration Statement relating to the Common Shares being offered hereunder, of which the Prospectus and this Prospectus Supplement form part. The Prospectus and this Prospectus Supplement do not contain all of the information set out in the Registration Statement, certain items of which are incorporated by reference therein or herein, or are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information incorporated by reference or contained as exhibits to the Registration Statement are available on the SEC’s website at www.sec.gov.

Theratechnologies is also subject to periodic reporting and other informational requirements of the U.S. Exchange Act as applicable to “foreign private issuers” and files reports with the SEC under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada. Accordingly, Theratechnologies is required to file reports, including annual reports on Form 40-F, and other information with the SEC. Theratechnologies is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act. As such, Theratechnologies is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and Theratechnologies’ officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Theratechnologies’ reports and other information filed or furnished with or to the SEC are available on EDGAR at www.sec.gov as well as from commercial document retrieval services.

The following documents have been or will be filed with the SEC as part of the Registration Statement of which the Prospectus and this Prospectus Supplement form part: (i) the documents listed under the heading “Documents Incorporated by Reference”; and (ii) the Underwriting Agreement.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Corporation, and Stikeman Elliott LLP, Canadian counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder, as amended (collectively, the “Tax Act”), the Common Shares would be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (an “RRSP”), a registered education savings plan (an “RESP”), a registered retirement income fund (an “RRIF”), a registered disability savings plan (an “RDSP”), a tax-free savings account (a “TFSA”), a deferred profit sharing plan or a first home savings account (“FHSA”), each as defined in the Tax Act (collectively, “Exempt Plans”) provided that such Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX) or the Corporation otherwise qualifies as a “public corporation” as defined in the Tax Act.

Notwithstanding the foregoing, if the Common Shares are a “prohibited investment” (as defined in the Tax Act) for a particular TFSA, RDSP, RRSP, RRIF, FHSA or RESP, the holder, annuitant or subscriber thereof, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Common Shares will generally not be a “prohibited investment” for a particular TFSA, RDSP, RRSP, RRIF, FHSA or RESP provided the holder, annuitant or subscriber thereof, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the Common Shares will not be “prohibited investments” if such shares are “excluded property” (as defined in the Tax Act for the purposes of these rules) for the particular TFSA, RDSP, RRSP, RRIF, FHSA or RESP.

Prospective purchasers who intend to hold Common Shares in a trust governed by an Exempt Plan should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

INFORMATION RELATED TO, OR BASED ON, THE NUMBER OF OUTSTANDING COMMON SHARES

The information contained in this Prospectus Supplement and the information contained in the Interim Financial Statements and Interim MD&A reflect the consolidation of the Corporation’s issued and outstanding Common Shares on the basis of one post-consolidation Common Share for each four pre-consolidation Common Shares issued and outstanding which took effect on July 31, 2023 (the “Share Consolidation”). To the extent that such information relates to historical financial information about the number of Common Shares outstanding or underlying outstanding convertible instruments such as options or warrants, per share prices or other information pertaining to, or based on, the number of outstanding Common Shares for periods preceding the effective date of the Share Consolidation, such information is presented giving effect to the Share Consolidation. However, when referring to certain documents incorporated by reference in the Base Shelf Prospectus, as supplemented by this Prospectus Supplement, that were filed prior to the effective date of the Share Consolidation, including the Annual Financial Statements and the Annual MD&A, prospective purchasers should keep in mind that the information contained therein insofar as it relates to or is otherwise based on the number of outstanding Common Shares, represents information that is prior to the Share Consolidation. The Share Consolidation would result in the annual loss per share for the year ended November 30, 2022 to be equal to $1.98 per share based on a weighted average number of Common Shares outstanding for the year of 23,813,337 ($1.37 per share and 23,087,550 for November 30, 2021).

CURRENCY AND EXCHANGE RATE INFORMATION

The Corporation reports in United States dollars and the Offering Price is stated in U.S. dollars. All references to “Cdn$” or “Canadian dollars” included or incorporated by reference in this Prospectus Supplement refer to Canadian dollars while references to “US$” and “$” are to U.S. dollars.

The following table sets out for the period indicated: (i) the daily exchange rate in effect at the end of the period; (ii) the high and low daily exchange rates during such period; and (iii) the average daily exchange rates for such period, for one U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

Nine months ended August 31, 2023
Cdn$
End of period	1.3531
High	1.3807
Low	1.3128
Average	1.3462

On October 25, 2023, the daily exchange rate as quoted by the Bank of Canada was $1.00 = Cdn$1.3782

THERATECHNOLOGIES INC.

The Corporation

Theratechnologies is a biopharmaceutical company focused on the development and commercialization of innovative therapies. Please refer to the Base Shelf Prospectus for a description of Theratechnologies and its business. See “The Corporation” and “Our Business” in the Base Shelf Prospectus.

Recent Developments

Marathon Credit Agreement

On October 13, 2023, the Corporation entered into a Fifth Amendment to Credit Agreement and Amendment to Warrants (the “Amendment”) with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”) to amend certain of the terms and conditions of the Corporation’s credit agreement entered into with Marathon on July 20, 2022, as amended from time to time (the “Marathon Credit Agreement”). The amendments to the Marathon Credit Agreement consist of: (i) revising the minimum liquidity requirements for all times following October 31, 2023 to be between $15 million and $20 million, based on Marathon Adjusted EBITDA thresholds over the most recently ended four fiscal quarters; (ii) revising the minimum revenue requirements to be based on Marathon Adjusted EBITDA targets instead of quarterly revenue-based targets, beginning with the quarter ending November 30, 2023; and (iii) deleting the prohibition against the Corporation having a going concern explanatory paragraph in the opinion of the independent registered public accounting firm of the Corporation that accompanies the Corporation’s annual report.

As consideration for the foregoing amendments to the Marathon Credit Agreement, the Amendment further provided that (i) the Corporation pay an amount equal to $600,000, or 100 basis points calculated on the outstanding principal amount of the funded debt as of the date of execution of the Amendment ($60 million), which such amount was added to the outstanding principal amount of the funded debt as payment in kind, and (ii) the Corporation reprice the common share purchase warrants held by Marathon (the “Marathon Warrants”) to $0.575 from $1.45. The TSX has accepted this repricing. As a result of this repricing, the exercise of four Marathon Warrants and the payment of $2.30 are required to subscribe to one Common Share of the Corporation, for up to a maximum issuance of 1,250,000 Common Shares.

Restructuring of Research and Development Activities

On October 24, 2023, the Corporation announced changes to its operations that will see a tapering of its research and development activities, which necessitated a reduction of up to 25 positions. The Corporation expects to realize recurring yearly savings of approximately $3.5 million resulting from this reorganization and expects to record a restructuring charge of approximately $1.5 million in its fourth quarter of 2023.

The Corporation is committed to delivering on Part 3 of the Phase 1 clinical trial in advanced ovarian cancer for sudocetaxel zendusortide. All future clinical research activities in oncology and Non-Alcoolic Steato Hepatitis will be made through partnership deals. With the completion of major lifecycle management projects in HIV, the Corporation’s medical capabilities will remain key to conveying the science behind its products and achieving business growth from organic and inorganic opportunities.

Lifecycle Management of Commercial Products

F8 Formulation of Tesamorelin

On September 25, 2023, the Corporation announced that it filed a sBLA for the F8 formulation of tesamorelin to the FDA for review. Pharmacokinetic studies have shown bioequivalence of the F8 formulation to the original F1 formulation of tesamorelin (previously sold under the trade name EGRIFTA®). The F8 formulation is eight times more concentrated than the original F1 formulation and two times more concentrated than the F4 formulation sold in the U.S. under the trade name EGRIFTA SV®, enabling a smaller volume of administration as well as a new product presentation in a multiple-dose vial (“MDV”) that is reconstituted only once per week. The F8 formulation is patent protected in the U.S. until 2033. Subject to approval by the FDA, we plan on commercializing the F8 formulation of tesamorelin under the tradename EGRIFTA MDVTM and to launch EGRIFTA MDVTM in 2024 in replacement of EGRIFTA SV®.

On October 4, 2023, the Corporation announced the FDA had assigned a Prescription Drug User Fee Act goal date of January 22, 2024, to the Corporation’s sBLA of the F8 formulation of tesamorelin. In accordance with the FDA’s standard review practices, unless the Corporation is notified before November 21, 2023, that the application is not sufficiently complete to permit a substantive review, the FDA will file the sBLA for the F8 formulation of tesamorelin.

Trogarzo® – Intramuscular Method of Administration of Maintenance Dose

On October 13, 2023, the Corporation announced the results from the study of the use of an intramuscular method of administration of Trogarzo®. The study, conducted in partnership with TaiMed Biologics Inc., enrolled 21 subjects (seven HIV-positive and 14 HIV-negative) to assess the pharmacokinetics, efficacy, and safety of an intramuscular method of administration of Trogarzo® as compared to intravenous infusion.

The results showed mean Trogarzo® trough concentrations were greater than 15 µg/mL, suggesting that an intramuscular injection was sufficient at maintaining the drug trough concentration above the therapeutic level of 0.3 µg/mL. The mean trough concentrations were comparable between the intravenous infusion and the intramuscular injection in HIV-positive subjects. The primary endpoint measuring a 90% confidence interval of the ratio of the intramuscular injection to an intravenous infusion (0.69, 1.08) did not meet the equivalence limits (0.8, 1.25). However, viral suppression, a key secondary clinical endpoint, was maintained in all HIV-positive subjects throughout the intramuscular phase and the overall study.

Each study subject received intramuscular maintenance doses for eight weeks of treatment and a total of 152 intramuscular injections were administered, which were well tolerated. One subject reported injection-site pruritus (itching) at a single time point, and no subjects reported injection-site pain when Trogarzo® was administered intramuscularly.

The Corporation is seeking expert advice prior to completing a regulatory submission of the Trogarzo® intramuscular method of administration maintenance dose to the FDA.

Trogarzo® – Intravenous Push Method of Administration

On October 3, 2022, the FDA approved a 30-second intravenous push method of administration for the maintenance dose of Trogarzo®. In order to further facilitate the administration of Trogarzo®, in June 2023, we have filed an sBLA with the FDA for the intravenous push administration of the loading dose of Trogarzo®. The FDA has accepted our application and has provided a goal date of December 14, 2023.

Research & Development

Sudocetaxel Zendusortide—Phase 1 Clinical Trial

As described in the Interim MD&A, the Corporation has resumed its Phase 1 clinical trial using sudocetaxel zendusortide and, on October 13, 2023, the Corporation announced the dosing of the first participant in such study. To date, the five U.S.-based clinical trial sites are activated to screen, enroll and dose advanced ovarian cancer patients. A sixth site, based in Canada, is finalizing its start-up activity.

Oncology SORT1+ TechnologyTM

The Corporation continues preclinical research and development work on its platform on ongoing projects, such as conjugating SN38 and other anti-cancer agents to TH19P01 and other peptides.

RISK FACTORS

An investment in the Common Shares involves risks. Before purchasing Common Shares, prospective purchasers and their advisors should carefully consider the information contained in, or incorporated by reference into, this Prospectus Supplement and the Base Shelf Prospectus, including, without limitation, the risk factors disclosed below and in the “Risk Factors” section of the AIF incorporated by reference in this Prospectus Supplement. Additional risks and uncertainties, including risks and uncertainties that the Corporation may not presently consider to be material or of which the Corporation is not presently aware, may also become important factors which may affect the Corporation. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows, or the purchasers’ investment in the Common Shares, could be materially adversely affected.

The market price of the Common Shares may be volatile after this Offering, and you could lose a significant part of your investment.

The Corporation’s Common Shares are listed on the TSX and on the Nasdaq. The market prices of the Common Shares on the Nasdaq and the TSX have fluctuated significantly in the past and the Corporation expects the market prices to continue to fluctuate in the future, and such prices may decline. In the last calendar year, the closing share price of the Common Shares on Nasdaq has ranged from a low of $0.90 to a high of $9.20 and on the TSX from a low of Cdn$1.22 to a high of Cdn$12.20. Consequently, you may not be able to sell the Common Shares at prices equal to or greater than the price paid in this Offering. In addition to the risk factors described in this Prospectus Supplement, in the Base Shelf Prospectus, in the AIF and in the other documents incorporated by reference herein and therein, the market price of the Common Shares may be influenced by other factors, many of which are or may be beyond the Corporation’s control, including: volatility in the market price and trading volume of comparable companies; actual or anticipated variations in the Corporation’s operating results and/or research and development activities; short sales, hedging and other derivative transactions in the Common Shares; announcements by the Corporation or the Corporation’s competitors of significant contracts, acquisitions or business combinations, strategic partnerships or joint ventures; recruitment and departure of key personnel; announcement or expectation of additional financing efforts; impairment of assets; changes in accounting principles; changes in the general market and economic conditions; future offerings of the Common Shares; sales of the Common Shares by existing shareholders; the failure of financial analysts to cover the Common Shares after this Offering, changes in financial estimates by financial analysts, or any failure by the Corporation to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts covering the Common Shares or the shares of the Corporation’s competitors; publication of research reports or news stories about the Corporation, its competitors or the industry in which the Corporation operates; and investors’ general perceptions of the Corporation and the industry in which the Corporation operates.

Additionally, certain institutional investors may base their investment decisions on environmental, social and governance practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment by those institutions in the Common Shares, which could materially adversely affect the market price of the Common Shares.

In addition, the stock markets in general, and particularly the biotechnology sector, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of the Common Shares, regardless of the Corporation’s operating performance. Dual listing of the Common Shares on the Nasdaq and the TSX may increase share price volatility on both exchanges because trading is in the two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices. In the past, following periods of volatility or significant declines in the market price of a company’s securities, there have been instances of securities class action litigation being instituted against such company. If the Corporation was involved in any similar litigation, it could incur substantial costs, our management’s attention and resources could be diverted and it could harm the business, operating results and financial condition of the Corporation.

No guarantee of return on investment.

There is no guarantee that an investment in the Common Shares will earn any positive return in the short or long term. No dividends have been paid to date. A purchase of Common Shares under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources, portfolio objectives and appetite for risk are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Sales of substantial amounts of the Common Shares in the public market, or the perception that these sales may occur, could cause the market price of the Common Shares to decline.

Sales of substantial amounts of the Common Shares in the public market, or the perception that these sales may occur, could cause the market price of the Common Shares to decline. This could also impair the Corporation’s ability to raise additional capital through the sale of its equity securities. Under the Corporation’s Articles of Incorporation, as amended, the Corporation is authorized to issue an unlimited number of Common Shares. Pursuant to the Underwriting Agreement, the Corporation has agreed that, until the date that is ninety (90) days following the date of this Prospectus Supplement, it will not, without the consent of the Underwriters, subject to certain exceptions: (i) sell, offer to sell, contract to sell or lend any Common Shares or any Related Securities (as defined below); (ii) effect any short sale, or establish or increase any “put equivalent position” (as defined in Rule 16a-1(h) under the U.S. Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the U.S. Exchange Act) of any Common Shares or Related Securities; (iii) pledge, hypothecate or grant any security interest in Common Shares or Related Securities; (iv) in any other way transfer or dispose of any Common Shares or Related Securities; (v) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any Common Shares or Related Securities; (vi) announce the offering of any Common Shares or Related Securities; (vii) file any registration statement under the U.S. Securities Act in respect of any Common Shares or Related Securities (other than as contemplated by the Underwriting Agreement with respect to the Common Shares); or (viii) publicly announce the intention to do any of the foregoing. The Corporation may issue additional Common Shares, preferred shares or securities convertible into Common Shares, which may dilute existing shareholders, including purchasers of the Common Shares offered hereby. The Corporation may also issue preferred shares or debt securities that have priority over holders of Common Shares with respect to dividend rights or rights of payment in the event of the Corporation’s insolvency or winding-up. Shareholders will have no pre-emptive rights in connection with any such further issuances. The Board of Directors of the Corporation has the discretion to determine the price, designation, rights, privileges, restrictions and conditions attached to any series of preferred shares or any debt securities and the price and terms for any further issuances of Common Shares. The Corporation cannot predict the size of future issuances of its Common Shares or any preferred shares or debt securities, or the effect, if any, that future sales and issuances of securities would have on the market price of its Common Shares.

The Corporation will have broad discretion in the use of proceeds.

The Corporation will have broad discretion concerning the use of the net proceeds of the Offering and the Concurrent Private Placement as well as the timing of any expenditures. See “Use of Proceeds”. As a result, a purchaser will be relying on the judgment of the Corporation’s management with respect to the application of the net proceeds of the Offering and the Concurrent Private Placement. Management may use a portion or all of the net proceeds of the Offering and the Concurrent Private Placement in ways that might not yield a favourable return, that might not increase the value of a purchaser’s investment or that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s business, financial performance, financial condition and future prospects may be adversely affected and the trading price of the Common Shares could be adversely affected. Pending their use, we may invest the net proceeds of the Offering and the Concurrent Private Placement in a manner that does not produce income or that loses value.

The Corporation will have to rely on external sources of financing to finance its operations until it generates positive cash-flow from its operations.

Based on its current plans, the Corporation believes that the net proceeds from this Offering and the Concurrent Private Placement, together with its existing cash, cash equivalents, short-term investments, cash flow generated from its commercial activities and credit available to it, will be sufficient to fund its planned operations and meet the terms of the Marathon Credit Agreement for the foreseeable future. However, there can be no guarantee that such financial resources will be sufficient or that changes to current plans will not require additional financial resources to fund the Corporation’s operations. Until the Corporation is able to generate positive cash flow from operations, its ability to finance its operations will be dependent on its ability to obtain additional external financing and ultimately on generating future profitable operations.

USE OF PROCEEDS

The Corporation estimates that the net proceeds of the sale of Common Shares in this Offering will be approximately $11.0 million (or approximately $12.7 million if the Underwriters exercise their Option in full), after deducting underwriting discounts and commissions of $1.0 million (or $1.2 million if the Underwriters exercise their Option in full) and the expenses of the Offering payable by the Corporation, which are estimated at $525,000.

The combined net proceeds of the Offering and the Concurrent Private Placement will be approximately $23.3 million (or approximately $25.0 million if the Underwriters exercise their Option in full) after deducting underwriting discounts and commissions, the Capital Commitment Fee payable to Investissement Québec and the estimated expenses of the Offering.

The Corporation intends to use the net proceeds of this Offering and the Concurrent Private Placement for general corporate purposes, which may include working capital, general and administrative expenses, commercialization expenses, repayment of outstanding debt under the Marathon Credit Agreement, and potential acquisitions or in-licensing of commercial products.

More specifically, in the short term, the Corporation intends to allocate the net proceeds of the Offering and the Concurrent Private Placement as follows:

Funding of working capital	$19.3 million

General and administrative expenses	$2 million

Commercialization expenses	$2 million

A portion of the Corporation’s working capital will be used towards maintaining the minimum amount of liquidities, ranging between $15 million and $20 million, that the Corporation is required to maintain at all times after October 31, 2023 based on Marathon Adjusted EBITDA thresholds over the most recently ended four fiscal quarters under the Marathon Credit Agreement.

The repayment of the outstanding principal of the first tranche under the Marathon Credit Agreement is subject to certain restrictions until July 27, 2024, and no such repayment is expected to be made by the Corporation before then. Thereafter, any repayment will be evaluated on prevailing circumstances, including the Corporation’s financial position and opportunities available to the Corporation. Use of proceeds for the purpose of potential acquisitions or in-licensing of commercial products will depend on available opportunities as they may arise.

Duri ng the fiscal year ended November 30, 2022, and for the nine-month period ended August 31, 2023, the Corporation incurred a net loss of $47.2 million and $21.2 million, respectively, and had negative cash flow from operating activities of $14.7 million and $1.6 million respectively. As at August 31, 2023, cash amounted to $15.0 million and bonds and money market funds amounted to $7.9 million. The Corporation had a working capital deficiency (total current liabilities in excess of total current assets) of $57.1 million. The Marathon loan facility, under which an amount of $57.1 million was outstanding as at August 31, 2023, was classified as a current liability as at such date due to a breach of the Marathon Credit Agreement that was unwaived as at such date. Such breach was waived on September 21, 2023, thus allowing approximately $54 million of the Marathon loan facility to be classified as long-term debt as at September 21, 2023. It is expected that for the year ended November 30, 2023, there will also be negative cash flow from operations. To the extent that the Corporation has negative cash flow from operating activities in future periods, the Corporation may need to use a portion of the net proceeds from the Offering and/or the Concurrent Private Placement to fund such negative cash flow. The extent to which it will do so will depend on a number of factors, including the Corporation’s ability to grow revenue and maintain positive cash flows from operations, its financing requirements at the time, the availability of other funds (including the availability of amounts pursuant to the Marathon Credit Agreement) and the timing and size of any future offering of securities. See “Risk Factors” in the Base Shelf Prospectus and in the AIF. Based on its current plans, the Corporation believes that the net proceeds from this Offering and the Concurrent Private Placement, together with its existing cash, cash equivalents, short-term investments, cash flow generated from its commercial activities and credit available to it, will be sufficient to fund its planned operations and meet the terms of the Marathon Credit Agreement for the foreseeable future. However, there can be no guarantee that such financial resources will be sufficient or that changes to current plans will not require additional financial resources to fund the Corporation’s operations. Until the Corporation is able to generate positive cash flow from operations, its ability to finance its operations will be dependent on its ability to obtain additional external financing and ultimately on generating future profitable operations.

The expected use of the net proceeds from the Offering and the Concurrent Private Placement set out above represents the Corporation’s intentions based upon its current plans and business conditions. The amounts and timing of the Corporation’s clinical and research and development expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the status, results and timing of the Corporation’s current clinical trials and clinical trials the Corporation may commence in the future, the product approval process with applicable regulatory agencies, any collaborations the Corporation may enter into with third parties and any unforeseen cash needs. The Corporation could use its capital resources sooner than it currently expects. The use of net proceeds for certain commercialization expenses, potential acquisitions or in-licensing of commercial products will be dependent on business opportunities as they may arise. Accordingly, management of the Corporation will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of the Corporation’s management regarding the application of the net proceeds of this Offering. See “Risk Factors—The Corporation will have broad discretion in the use of proceeds.”.

CONCURRENT PRIVATE PLACEMENT

Concurrently with the pricing of the Offering, the Corporation has entered into a Subscription Agreement with Investissement Québec, pursuant to which Investissement Québec will purchase 9,118,184 Placement Common Shares and 3,381,816 Exchangeable Subscription Receipts, in each case, on a private placement basis at a price of $1.00 per Placement Common Share or per Exchangeable Subscription Receipts, as applicable, for total aggregate gross proceeds to the Corporation of $12,500,000. The Concurrent Private Placement is scheduled to close concurrently with the closing of the Offering and the consummation of the Offering and the Concurrent Private Placement are conditional upon each other. The closing of the Concurrent Private Placement is also subject to the satisfaction of certain conditions set forth in the Subscription Agreement.

The component of the Concurrent Private Placement in the form of Exchangeable Subscription Receipts is designed to ensure that, following the completion of the Offering and the Concurrent Private Placement, Investissement Québec does not own more than 19.9% of the issued and outstanding Common Shares and is therefore not deemed to be a “control person” of the Corporation within the meaning of applicable Canadian securities laws. The Exchangeable Subscription Receipts will be non-voting securities and will be exchangeable at the option of Investissement Québec into Subscription Receipt Shares, without payment of additional consideration, subject to the Exchange Condition (i.e. that upon any such exchange, Investissement Québec does not have beneficial ownership or control over more than 19.9% of the issued and outstanding Common Shares). Proceeds from the sale of Exchangeable Subscription Receipts to Investissement Québec will not be escrowed or in any way refundable to Investissement Québec.

The Exchange Condition will be subject to a number of exceptions, including (i) in the context of a take-over bid, arrangement, merger or similar transaction for the purpose of allowing the holder to participate to such transaction equally and rateably with the shareholders of the Corporation, (ii) in the context of concurrent sale of Common Shares issued upon the exchange of the Exchangeable Subscription Receipts, or (iii) with the prior approval of the shareholders of the Corporation or the TSX. Exchangeable Subscription Receipts will also entitle their holder to receive a payment equivalent to any dividend declared on the Common Shares, and participate in any rights offering that the Corporation may undertake. In addition, to the extent that the Corporation undertakes certain transactions affecting its Common Shares, such as a stock split, a reverse stock split, a share reclassification or the payment of dividend in shares, requisite adjustments will be made to the Exchangeable Subscription Receipts so that the holder may receive upon exchange thereof the same number of Common Shares that it would have been entitled to receive under the transaction if the Exchangeable Subscription Receipts had been exchanged into Common Shares immediately prior to such transaction. The Exchangeable Subscription Receipts will be issued pursuant to and subject to the terms of an exchangeable subscription receipt agreement (the “Exchangeable Receipt Agreement”) to be entered into by and between the Corporation and Investissement Québec on closing.

Copies of the Subscription Agreement and the Exchangeable Receipt Agreement will be filed on SEDAR+ (www.sedarplus.ca) when available and detailed summaries thereof, when available, will also be filed on EDGAR (www.sec.gov).

Assuming completion of the Offering and the Concurrent Private Placement, but assuming that the Option is not exercised, Investissement Québec will beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of 9,118,184 Common Shares, representing approximately 19.9% of the then issued and outstanding Common Shares (and 12,500,000 Common Shares, representing approximately 25.4% of the then issued and outstanding Common Shares if the Exchangeable Subscription Receipts were to be exchanged into Common Shares without regard to the Exchange Condition). If the Option is exercised in full, Investissement Québec will beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of 9,118,184 Common Shares, representing approximately 19.1% of the then issued and outstanding Common Shares (and 12,500,000 Common Shares, representing approximately 24.5% of the then issued and outstanding Common Shares if the Exchangeable Subscription Receipts were to be exchanged into Common Shares without regard to the Exchange Condition).

This Prospectus Supplement does not qualify the distribution of the Placement Common Shares or the Exchangeable Subscription Receipts issuable pursuant to the Concurrent Private Placement. All Common Shares and the Exchangeable Subscription Receipts issued pursuant to the Concurrent Private Placement will be subject to a statutory hold period. Purchasers of Common Shares pursuant to the Offering should not rely on the fact that Investissement Québec has decided to enter into the Concurrent Private Placement and should make their own investment decision with respect to the purchase of Common Shares pursuant to the Offering.

No commission or other fees will be paid to the Underwriters, to Cantor Canada or to any other underwriter or agent in connection with the Concurrent Private Placement. Upon closing of the Concurrent Private Placement, Investissement Québec will be entitled to a non-refundable Capital Commitment Fee of 1.5% of the aggregate purchase price of the Placement Common Shares and the Exchangeable Subscription Receipts.

The Corporation has applied to list the Placement Common Shares and the Subscription Receipt Shares on the TSX and has provided notice to the Nasdaq of the listing of the Placement Common Shares and the Subscription Receipt Shares on the Nasdaq.

In connection with the Concurrent Private Placement, the Corporation will enter into, upon closing, an investor rights agreement (the “Investor Rights Agreement”) with Investissement Québec. Pursuant to the Investor Rights Agreement, for as long as Investissement Québec beneficially owns at least 50% of the Common Shares purchased pursuant to the Concurrent Private Placement, Investissement Québec will have the right to propose one director to the board of directors of the Corporation. A copy of the Investor Rights Agreement, when available, will be filed on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

CONSOLIDATED CAPITALIZATION

Since August 31, 2023, being the date of the most recently-filed unaudited interim consolidated financial statements of the Corporation, there has been no material change in the share and loan capital of the Corporation, on a consolidated basis, other than (i) those resulting from the Amendment to the Marathon Credit Agreement on October 13, 2023, included in the table below.

The following table sets out the Corporation’s consolidated capitalization as at August 31, 2023, being the last day of the period covered by the Interim Financial Statements, on an actual basis and (i) on a pro forma basis to give effect to the Amendment to the Marathon Credit Agreement on October 13, 2023, by reflecting the effect of the cash consideration to Marathon and repricing of the Marathon Warrants, and (ii) on a pro forma as adjusted basis to give effect to the Amendment to the Marathon Credit Agreement on October 13, 2023 (by reflecting the effect of the cash consideration to Marathon and repricing of the Marathon Warrants), the Offering (assuming no exercise of the Option and after deducting the Underwriters’ discounts and commissions of $1,000,000 and the estimated expenses of the Offering of $525,000) and the Concurrent Private Placement (after deducting the Capital Commitment Fee of $187,500). The table should be read in conjunction with the Interim Financial Statements and the Interim MD&A incorporated by reference in this Prospectus Supplement.

	August 31, 2023 (actual, before giving effect to the Amendment, the Offering, the Concurrent Private Placement)	August 31, 2023 (proforma, to give effect to the Amendment, before giving effect to the Offering and the Concurrent Private Placement)	August 31, 2023 (proforma, as adjusted to give effect to the Amendment, the Offering and the Concurrent Private Placement)

	(in thousands of $)
Lease liabilities (including current and non-current portion)	1,096	1,096	1,096
Marathon warrants (including current and non-current portion)	300	650 (1)	650
Marathon loan facility (including current and non-current portion)	57,143	57,683	57,683
Total loan capitalization	58,539	59,429	59,429
Share capital and public offering warrants	338,767	338,767	363,767 (2)
Contributed surplus	22,794	22,794	22,794
Deficit	(403,851)	(404,741)	(406,454)
Accumulated other comprehensive income	586	586	586
Total equity capitalization	(41,704)	(42,594)	(19,307)
Total capitalization	16,835	16,835	40,122

Notes:

(1)	Reflects the estimated increase in the fair value of the Marathon Warrants upon entering into the Amendment on October 13, 2023, less the fair value immediately prior to the Amendment.
(2)

Includes Exchangeable Subscription Receipts issued to Investissement Québec as part of the Concurrent Private Placement. For purposes of this table, it is assumed Exchangeable Subscription Receipts will be equity-classified.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of the close of business on October 25, 2023, there were 24,201,835 Common Shares and no preferred shares issued and outstanding. See the sections entitled “Share Capital”, “Description of Common Shares” and “Description of Preferred Shares” in the accompanying Base Shelf Prospectus.

DESCRIPTION OF COMMON SHARES

The Offering consists of a distribution of 12,500,000 Common Shares. For a description of the Common Shares, see section entitled “Description of Common Shares” in the accompanying Base Shelf Prospectus.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated October 25, 2023 among Theratechnologies, the Representative (for itself and the other several Underwriters) and Cantor Canada, Theratechnologies has agreed to issue and sell, and the Underwriters have agreed to purchase, as principals, on the Closing Date, or such earlier or later date as the Corporation and the Underwriters may agree, but in any event no later than November 10, 2023, the number of Common Shares set out opposite their respective names below, representing an aggregate of 12,500,000 Common Shares at a price of $1.00 per Common Share for an aggregate gross consideration of $12,500,000, payable in cash to the Corporation against delivery of the Common Shares. The Offering Price was determined by negotiation between Theratechnologies and the Underwriters.

Underwriter	Number of Common Shares
Cantor Fitzgerald & Co.	12,500,000
TOTAL	12,500,000

The Common Shares are being offered in the United States by the Representative and in Canada by Cantor Canada, an affiliate of the Representative, pursuant to the Underwriting Agreement. The Offering is being made concurrently in Canada under the terms of the Base Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Registration Statement, of which the Base Shelf Prospectus and this Prospectus Supplement form part, through the Underwriters and/or affiliates thereof registered to offer the Common Shares for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters. The Representative is not registered to sell securities in any Canadian jurisdiction and, accordingly, will sell Common Shares only outside of Canada. Subject to applicable law, the Underwriters, their affiliates, or such other registered dealers as may be designated by the Underwriters, may offer the Common Shares outside of Canada and the United States.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, such as the receipt by the Underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The Corporation has agreed to indemnify the Underwriters and certain of their controlling persons against certain liabilities, including liabilities under the U.S. Securities Act, and to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

Option to Purchase Additional Shares

Theratechnologies has granted to the Underwriters the Option, exercisable at any time and from time to time in whole or in part not later than the 30th day following the Closing Date, to purchase up to an additional 1,875,000 Common Shares on the same terms as set out above solely to cover the Underwriters’ option position, if any, and for market stabilization purposes. This Prospectus Supplement also qualifies the grant of the Option and the Common Shares issuable upon the exercise thereof. A purchaser who acquires any Common Shares forming part of the Underwriters’ option position acquires such Common Shares under this Prospectus Supplement, regardless of whether the option position is ultimately filled through the exercise of the Option or secondary market purchases. If the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that Underwriter’s initial purchase commitment as indicated in the table above.

Fees and Commissions

The Underwriters have advised the Corporation that they propose to offer the Common Shares directly to the public at the Offering Price set forth on the cover of this Prospectus Supplement. The Underwriters propose to offer the Common Shares to certain dealers, which may include the Underwriters, at the same price less a concession of not more than $0.048 per share. After the Offering, these figures may be changed by the Underwriters. After the initial Offering, the Representative may change the Offering Price and other selling terms.

The following table shows the per share and total underwriting discounts in connection with this Offering, assuming either no exercise and full exercise of the Option:

		Total
	Per Common Share	Without Option	With Option
Offering Price	$1.00	$12,500,000	$14,375,000
Underwriters’ discounts and commissions	$0.08	$1,000,000	$1,150,000
Proceeds, before expenses, to the Corporation	$0.92	$11,500,000	$13,225,000

Theratechnologies has agreed to reimburse the Underwriters for certain expenses as set forth in the Underwriting Agreement, for a maximum of $40,000.

In connection with the sale of the Common Shares on the Corporation’s behalf, the Underwriters will be deemed to be “Underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of the Underwriters will be deemed to be an underwriting commission or discount. The Corporation has agreed to provide indemnification and contribution to the Underwriters against, among other things, certain civil liabilities, including liabilities under the U.S. Securities Act.

Subject to applicable laws, after the Underwriters make reasonable efforts to sell all of the Common Shares offered hereby at the price specified herein, the Underwriters may subsequently reduce the selling price to investors from time to time, provided that any such reduction in the Offering Price will not decrease the amount of net proceeds of the Offering to the Corporation. If the Offering Price is reduced, the compensation received by the Underwriters will be decreased by the amount the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Corporation for the Common Shares.

Termination Rights and Indemnification of the Underwriters

The obligations of the Underwriters under the Underwriting Agreement are subject to certain closing conditions and may be terminated at their discretion upon the occurrence of certain stated events. The termination provisions in the Underwriting Agreement include customary “proceedings to restrict distribution out”, “disaster out”, “material change out” and “non-compliance with conditions out” clauses. Subject to the terms of the Underwriting Agreement, the Corporation has also agreed to indemnify the Underwriters and their respective directors, officers, employees and agents against certain liabilities, including civil liabilities under securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof. The Underwriters are offering the Common Shares qualified under this Prospectus Supplement, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates, legal opinions and Lock-up Agreements (as defined below) from the Corporation’s directors and officers. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Settlement

We expect that delivery of the Common Shares will be made against payment therefor on or about the date of closing of the Offering, which is anticipated to be October 31, 2023. Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Common Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Common Shares prior to the Closing Date should consult their own advisors.

Lock-up Arrangements

The Corporation has agreed with the Underwriters, that it will not, for the period commencing on and including the date of this Prospectus Supplement and continuing through and including the 90th day following the date of the Underwriting Agreement, without the prior written consent of the Representative (which consent shall not be unreasonably withheld), directly or indirectly: (i) sell, offer to sell, contract to sell or lend any Common Shares or any options or warrants or other rights to acquire Common Shares or any securities exchangeable or exercisable for or convertible into Common Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for, or convertible into, Common Shares (the “Related Securities”); (ii) effect any short sale, or establish or increase any “put equivalent position” (as defined in Rule 16a-1(h) under the U.S. Exchange Act) or liquidate or decrease any “call equivalent position “ (as defined in Rule 16a-1(b) under the U.S. Exchange Act) of any Common Shares or Related Securities; (iii) pledge, hypothecate or grant any security interest in any Common Shares or Related Securities; (iv) in any other way transfer or dispose of any Common Shares or Related Securities; (v) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any Common Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; (vi) announce the offering of any Common Shares or Related Securities; (vii) file any registration statement under the U.S. Securities Act in respect of any Common Shares or Related Securities; or (viii) publicly announce the intention to do any of the foregoing, subject to certain exceptions set out in the Underwriting Agreement.

In addition, the directors and executive officers of the Corporation have agreed to provide an undertaking (each, a “Lock-up Agreement”), in a form satisfactory to the Underwriters, not to, for a period of 90 days following the date of the Underwriting Agreement, directly or indirectly, (i) sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a “put equivalent position” (as defined in Rule 16a-1(h) under the U.S. Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the U.S. Exchange Act), pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of, any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, in each case whether now owned or hereafter acquired by such director or executive officer or with respect to which such director or executive officer has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), (ii) make any demand for, or exercise any right with respect to the registration of any of the Lock-Up Securities, or the filing of any registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) in connection therewith, under the U.S. Securities Act, (iii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise, or (iv) publicly announce the intention to do any of the foregoing without the prior written consent of the Representative (which consent shall not be unreasonably withheld) and provided that the Representative’s consent shall not be required in connection with transfers (a) as a bona fide gift or gifts, (b) to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, (c) pursuant to a qualified domestic order or in connection with a divorce settlement, (d) by will or intestate succession to the legal representative, heir, beneficiary or immediate family of the holder upon the death of the holder, (e) pursuant to an order of a court or regulatory agency, (f) pursuant to a bona fide third party offer, merger, consolidation, arrangement or other similar transaction, (g) pursuant to agreements or rights in existence on the date of the Lock-up Agreement under which the Corporation has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, or (h) from the holder to the Corporation upon the vesting or exercise of securities set to expire during the lock-up period and to cover tax withholding obligations.

Listing

The issued and outstanding Common Shares are currently listed on the TSX and the Nasdaq under the symbol “TH” and “THTX”, respectively. The Corporation has applied to list on the TSX the Common Shares and the Additional Common Shares distributed under this Prospectus Supplement and the Placement Common Shares and Subscription Receipt Shares to be distributed to Investissement Québec under the Concurrent Private Placement. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. The Corporation has given notice of the listing of the Common Shares, the Additional Common Shares, the Placement Common Shares and the Subscription Receipt Shares to the Nasdaq in accordance with the rules of that exchange.

Price Stabilization, Short Positions and Penalty Bids

Pursuant to the rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules (“UMIR”) for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization (formerly the Investment Industry Regulatory Organization of Canada), the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the provisions of such rules and policy statements of applicable Canadian regulatory authorities and UMIR relating to market stabilization and market-balancing activities and a bid or purchase made on behalf of a client where the client’s order was not solicited during the period of distribution.

The Underwriters may make a market in the Common Shares as permitted by applicable laws and regulations. However, the Underwriters are not obligated to do so, and the Underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the Common Shares, that purchasers will be able to sell any of the Common Shares held by them at a particular time or that the prices that purchasers will receive when they sell will be favorable.

To facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Shares for their own account by selling more Common Shares than the Corporation has sold to them. Short sales involve the sale by the Underwriters of a greater number of shares than the Underwriters are required to purchase in the Offering. The Underwriters may close out any short position by either exercising their Option or purchasing shares in the open market.

In addition, the Underwriters may stabilize or maintain the price of the Common Shares by bidding for or purchasing Common Shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if Common Shares previously distributed in the Offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Shares to the extent that it discourages resales of the Common Shares. The magnitude or effect of any stabilization or other transactions is uncertain. The Underwriters may also engage in passive market making transactions in the Common Shares. Passive market making consists of displaying bids on the Nasdaq and is limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the number of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the Common Shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

As a result of these activities, the price of the Common Shares offered hereby may be higher than the price that otherwise might exist in the open market. Neither we, nor any of the Underwriters, make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the Nasdaq, the TSX, in the over-the-counter market or otherwise.

In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement and the accompanying Base Shelf Prospectus electronically. The Offering has been approved by the Board of Directors of the Corporation. Other than this Prospectus Supplement and the accompanying Base Shelf Prospectus in electronic format, the information on the Underwriters’ web sites and any information contained in any other web site maintained by any of the Underwriters is not part of this Prospectus Supplement, has not been approved and/or endorsed by us or the Underwriters and should not be relied upon by investors.

Relationship between the Underwriters and the Corporation

The Underwriters and certain of their respective affiliates are full service financial institutions engaged in a wide range of activities for their own accounts and the accounts of customers, which may include, among other things, corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. The Underwriters and their affiliates have in the past and may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the U.S. Exchange Act, the Underwriters will not engage in any market making activities involving the Corporation’s Common Shares while the Offering is ongoing under this Prospectus Supplement. However, from time to time, the Underwriters and their U.S. affiliates may have effected transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Corporation’s equity securities, and may do so in the future. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

The Representative acts as the Corporation’s sales agent pursuant to the sales agreement dated July 23, 2021, as amended, between the Corporation and the Representative (the “Sales Agreement”), pursuant to which the Corporation may offer and sell from time to time through the Representative or to the Representative, as agent or principal for the distribution, Common Shares having an aggregate offering price of up to $50 million in accordance with the terms of the Sales Agreement and under the Corporation’s prospectus supplement dated December 16, 2021 to the Base Shelf Prospectus.

NOTICE TO FOREIGN INVESTORS

Australia

This prospectus supplement is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) (the “Corporations Act”), has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus supplement in Australia, you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Corporation which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the Corporation under Section 708(12) of the Corporations Act; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus supplement is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus supplement for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area and the United Kingdom Public Offer Selling Restrictions

In relation to each member state of the European Economic Area and the United Kingdom (each, a “Relevant State”), an offer to the public of any securities which are the subject of the offering contemplated by this prospectus supplement and the accompanying shelf prospectus may not be made in that Relevant State except that an offer to the public in that Relevant State of any securities may be made at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. For the purposes of this provision, the expression “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”), or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus supplement has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus supplement may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus supplement and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the common shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”), to the Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (“FIEL”), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the Corporation or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Selling Restrictions Addressing Additional United Kingdom Securities Laws

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of the Prospectus Regulation that are also investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

PRIOR SALES

Common Shares

The following table sets out the issuance by the Corporation of Common Shares or securities that are convertible or exchangeable into Common Shares during the twelve months preceding the date hereof:

Date	Type of security	Number of securities(5)	Issue/Exercise price per Common Share(5)
November 4, 2022	Common Shares(1)	400,000	Cdn$	7.40
November 25, 2022	Common Shares(2)	2,500	Cdn$	1.52
November 28, 2022	Common Shares(2)	1,165	Cdn$	1.52
June 30, 2023	Common Shares(3)	253		$59.40
February 27, 2023	Marathon Warrants(4)	5,000,000		$5.80	(6)

Notes:

(1)	Common Shares issued pursuant to the Corporation’s at-the-market distribution program under the prospectus supplement dated December 16, 2021.
(2)	Common Shares issued pursuant to the exercise of options under the Corporation’s share option plan.
(3)	Common Shares issued pursuant to the conversion of 5.75% convertible unsecured senior notes.
(4)	Common share purchase warrants issued to Marathon as consideration for the amendments to certain terms and conditions of the Marathon Credit Agreement.
(5)	Numbers for periods prior to July 31, 2023 are adjusted to give effect to the Share Consolidation. See “Information Relating to, or Based on, the Number of Issued and Outstanding Shares”.
(6)

The exercise price of the Marathon Warrants was amended to $0.575 in connection with the entering into of the Amendment. Four Marathon Warrants and the payment of $2.30 are required to subscribe to one Common Share.

TRADING PRICE AND VOLUME

The issued and outstanding Common Shares are currently listed on the TSX and the Nasdaq under the symbol “TH” and “THTX”, respectively.

The following table sets out certain trading information for the Common Shares on the TSX for the periods indicated:

Calendar Period	Monthly High Price (in Cdn)(1)	Monthly Low Price (in Cdn)(1)	Monthly Volume(1)
2022
October	15.00	9.80	110,955
November	12.20	9.60	76,487
December	11.72	4.12	381,861
2023
January	6.48	4.88	128,855
February	5.68	4.56	141,586

Calendar Period	Monthly High Price (in Cdn)(1)	Monthly Low Price (in Cdn)(1)	Monthly Volume(1)
March	5.36	4.00	112,211
April	5.52	4.20	70,482
May	5.84	4.72	75,498
June	5.56	4.12	116,731
July	5.04	2.30	734,512
August	3.15	1.23	1,410,000
September	4.45	1.22	3,050,000
October (to October 25)	3.00	1.62	552,439

Note:

(1)	Numbers for periods prior to July 31, 2023 are adjusted to give effect to the Share Consolidation. See “Information Relating to, or Based on, the Number of Issued and Outstanding Shares”.

On October 25, 2023, the closing price of the Common Shares on the TSX was Cdn$1.71, as reported by the TSX.

The following table sets out certain trading information for the Common Shares on the Nasdaq for the periods indicated:

Calendar Period	Monthly High Price (in $)(1)	Monthly Low Price (in $)(1)	Monthly Volume(1)
2022
October	11.04	7.24	89,666
November	9.16	7.08	36,084
December	8.76	3.08	165,083
2023
January	4.72	3.60	47,181
February	4.20	3.40	42,759
March	3.92	2.79	41,114
April	4.04	3.04	40,622
May	4.28	3.40	46,679
June	4.16	3.08	72,474
July	3.88	1.74	198,382
August	2.39	0.93	192,545
September	3.23	0.90	1,520,000
October (to October 25)	2.27	1.20	2,935,242

Note:

(1)	Numbers for periods prior to July 31, 2023 are adjusted to give effect to the Share Consolidation. See “Information Relating to, or Based on, the Number of Issued and Outstanding Shares”.

On October 25, 2023, the closing price of the Common Shares on the Nasdaq was $1.28, as reported by the Nasdaq.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date hereof, a summary of certain of the principal Canadian federal income tax considerations pursuant to the Tax Act that generally apply to a purchaser of Common Shares who, at all relevant times and for purposes of the Tax Act, acquires and holds the Common Shares as capital property and deals at arm’s length with the Corporation, the Underwriters and Cantor Canada and is not affiliated with the Corporation, the Underwriters or Cantor Canada (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market property rules” contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is or would be a “tax shelter investment” as defined in the Tax Act; (iv) that makes or has made a “functional currency” reporting election under the Tax Act to determine its Canadian tax result in a currency other than Canadian currency; (v) that has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, as defined in the Tax Act, with respect to the Common Shares; (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); (vii) that is exempt from tax under Part I of the Tax Act; or (viii) that is a partnership. Such Holders should consult their own tax advisors with respect to an investment in Common Shares.

Additional considerations, not discussed in this summary, may apply to a Holder that is a corporation resident in Canada that is or becomes (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Resident Holders

The following section of this summary only applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”).

Certain Resident Holders whose Common Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem such shares, and every other “Canadian security” as defined in the Tax Act, held by such persons in the taxation year of the election and each subsequent taxation year, to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on Common Shares are required to be included in computing a Resident Holder’s income.

In the case of an individual (and certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules that apply in respect of “taxable dividends” received from “taxable Canadian corporations” (as each term is defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available in respect of “eligible dividends” designated by the Corporation to such Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends and deemed dividends as eligible dividends.

In general, in the case of a Resident Holder that is a corporation, dividends received or deemed to be received on Common Shares will be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or as a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or “subject corporation” (each as defined in the Tax Act) generally will be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income.

Disposition of Common Shares

Upon a disposition (or a deemed disposition) of a Common Share (other than a disposition to the Corporation unless it occurs in the open market in the manner in which shares are normally purchased by members of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such share to the Resident Holder. For the purposes of determining the adjusted cost base to a Resident Holder of a Common Share acquired pursuant to this Offering, the cost of such share will be averaged with the adjusted cost base of any other Common Shares held by the Resident Holder as capital property at that time.

The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by such Resident Holder in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses incurred in a year in excess of taxable capital gains realized in the year may be carried back and deducted in any of the three taxable preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such share (or on a share for which such share has been substituted), to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as the case may be. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as defined in the Tax Proposals), may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes taxable capital gains. Resident Holders to whom these rules may apply should consult their own tax advisors in this regard.

Minimum Tax

Capital gains realized and dividends received, or deemed to have been realized or received, on Common Shares by a Resident Holder that is an individual (and certain types of trusts) may increase the Resident Holder’s liability to pay minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of minimum tax.

Non-Resident Holders

The following section of this summary only applies to Holders who for the purposes of the Tax Act and at all relevant times are neither resident nor deemed to be resident in Canada and do not use or hold, and will not be deemed to use or hold, the Common Shares in carrying on a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own Canadian tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on Common Shares by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty or convention.

For example, under the Canada-United States Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, fully entitled to benefits under the Treaty and is the beneficial owner of the dividend is generally limited to 15% of the gross amount of the dividend. Non-Resident Holders should consult their own tax advisors regarding the application of any applicable tax treaty or convention to dividends based on their particular circumstances.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX), at the time of disposition, such shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition of the Common Shares, the following two conditions are met concurrently:

(i)

the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation; and

(ii)

more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not otherwise exempt from tax pursuant to the terms of an applicable tax treaty or convention) will generally be computed in the manner described above under the subheading “Resident Holders – Disposition of Common Shares”. Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares by U.S. Holders, as defined below, who acquire the Common Shares pursuant to this Offering. This discussion is not a complete analysis or listing of all of the possible tax consequences to U.S. Holders and does not address all tax considerations that might be relevant to particular U.S. Holders of the Common Shares in light of their individual circumstances or to persons that are subject to special tax rules, such as:

•	banks, insurance companies and certain other financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	brokers, dealers or traders in securities, commodities or currencies;
•	tax exempt entities, qualified retirement plans, individual retirement accounts, other tax-deferred accounts or government organizations;
•	persons that do not hold Common Shares as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”);
•	persons holding the Common Shares as part of an integrated or conversion transaction or a constructive sale or a straddle;
•	persons that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding Common Shares;
•	U.S. expatriates;
•	S corporations, partnerships, or other entities or arrangements classified as partnerships or otherwise treated as pass-through entities for U.S. federal income tax purposes;
•	persons holding the Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States;
•	dealers or traders in securities; or
•	U.S. Holders whose functional currency is not the U.S. dollar.

This summary does not address any alternative minimum tax rules, U.S. federal estate and gift tax consequences or tax consequences under any state, local or non-U.S. laws.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is:

•	an individual citizen or resident alien of the United States for U.S. federal income tax purposes;
•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable tax regulations (“Treasury Regulations”) issued by the United States Internal Revenue Service (“IRS”), a bureau of the U.S. Treasury Department (“U.S. Treasury”) to be treated as a U.S. person.

If a partnership or other pass through entity is a beneficial owner of Common Shares, the U.S. federal income tax consequences to the partners (or other owners) will generally depend upon the status of the partners (or other owners) and the activities of the entity. Partners (or other owners) of a partnership or other pass through entity that acquires Common Shares in the Offering should consult with their tax advisors regarding the tax consequences of acquiring, owning and disposing of Common Shares.

The following discussion is based upon the Code, existing and proposed Treasury Regulations, judicial decisions, and administrative pronouncements, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. Any such change could result in U.S. federal income tax consequences different from those discussed below. In particular, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation; legislation that, if enacted, could be applied on a retroactive or prospective basis, and that could cause the tax consequences to be different than discussed in this summary. We have not requested, and do not intend to request, a ruling or other guidance from the IRS with respect to any of the U.S. federal income tax consequences described below, and there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any beneficial owner or prospective beneficial owner of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such beneficial owner or prospective beneficial owner is given. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and any applicable non-U.S., tax laws of the acquisition, ownership and disposition of Common Shares. Prospective purchasers are also urged to carefully review the discussion contained herein under “Canadian Federal Income Tax Considerations.”

Ownership of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

Distributions (including the amount of Canadian taxes withheld, if any) paid on Common Shares generally will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by U.S. Holders when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of capital up to the U.S. Holder’s tax basis in Common Shares. Any remaining excess distribution generally will be treated as capital gain recognized on a sale or exchange of Common Shares on the day actually or constructively received by the U.S. Holder (as described below under the heading, “Sale or Other Taxable Disposition of Common Shares”). However, the Corporation may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should assume that any distribution with respect to Common Shares will constitute ordinary dividend income.

Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Provided that we are eligible for the benefits of the Canada-U.S. Tax Convention or that the Common Shares are “readily tradable” on a U.S. securities market, dividends paid by us to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to qualified dividend income, in each case provided certain holding periods and other conditions are satisfied, including that we will not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.

Foreign Tax Credit

In general, any Canadian withholding tax imposed on dividend payments in respect of Common Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Common Shares will be treated as foreign-source income, and generally treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. U.S. Holders are urged to consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of Common Shares in an amount equal to the difference between the U.S. Holder’s tax basis in the Common Shares disposed of and the amount realized on the disposition. Gain or loss realized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be capital gain or loss for U.S. federal income tax purposes, and will be long term capital gain or loss if the U.S. Holder’s holding period for the Common Shares is more than one year. In the case of a non-corporate U.S. Holder, long term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

If we are classified as a passive foreign investment company (“PFIC”) in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. corporation that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income (such as interest income); or

•	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

For purposes of the gross income and gross asset tests, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value). Pursuant to proposed Treasury Regulations, we will also be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any partnership, the equity of which we own, directly or indirectly, 25% or more (by value). In addition, if we own, directly or indirectly, less than 25% (by value) of the equity of a partnership, our proportionate share of the income of the partnership will be treated as passive income, and the partnership interest will be treated as a passive asset. The proposed Treasury Regulations would apply to tax years of U.S. persons that are shareholders in certain foreign corporations beginning on or after the date of publication of the U.S. Treasury decision adopting the proposed Treasury Regulations as final regulations in the Federal Register.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. The Corporation does not believe that it was a PFIC for its taxable year ended November 30, 2022 and, based on certain estimates of the Corporation’s gross income and the value of its assets, the intended use of proceeds from the Common Shares in the Offering and the Concurrent Private Placement and the nature of the Corporation’s business, the Corporation does not expect to be classified as a PFIC for the current taxable year ending on November 30, 2023. There can be no assurance, however, that (i) the IRS could not successfully challenge the Corporation’s PFIC status for any prior tax year; or (ii) the Corporation will not be classified as a PFIC for the current tax year or any prior or future tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or will be requested. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Corporation.

If we are classified as a PFIC in any year that a U.S. Holder owns any Common Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns any Common Shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes an available Qualified Electing Fund Election (a “QEF Election”) for all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold such U.S. Holder’s Common Shares at their fair market value and any gain from such deemed sale would be subject to the “excess distribution” rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s Common Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the Common Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC, a U.S. Holder will be subject to special tax rules for any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (pursuant to proposed Treasury Regulations, including, under certain circumstances, a pledge) of Common Shares, unless (i) such U.S. Holder makes an available QEF Election, or (ii) in the case of a U.S. Holder holding our Common Shares, our Common Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or an available mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S.

Holder’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Common Shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if a U.S. Holder holds the Common Shares as capital assets.

In addition, if we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries and to their ownership of the Common Shares.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares. Currently, we do not expect that we would provide the information necessary for U.S. Holders to make a QEF Election if we determine that we are a PFIC. Thus, prospective investors should assume that a QEF Election will not be available.

U.S. Holders also can avoid the PFIC interest charge on excess distributions or gain relating to the Common Shares by making a mark-to-market election with respect to the Common Shares, provided that the Common Shares are “marketable.” Common Shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Common Shares will be considered regularly traded in any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades, the principal purpose of which is to meet this requirement, will be disregarded. The Common Shares are listed on the Nasdaq, which is a qualified exchange for these purposes. Consequently, if the Common Shares remain listed on the Nasdaq and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its own tax advisor as to whether a mark-to-market election is available or advisable with respect to the Common Shares.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year the Corporation is a PFIC an amount equal to the excess, if any, of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Common Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Any loss in excess thereof will be taxed as a capital loss, and capital losses are subject to significant limitations under the Code. Once made, the election cannot be revoked without the consent of the IRS unless the Common Shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to the Common Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to the U.S. Holder’s indirect interest in any of our investments that are treated as an equity interest in a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the tax consequences of the alternative treatments would be in their particular circumstances.

A U.S. Holder that owns shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF Election or mark-to-market election is made) and such other information as may be required by the U.S. Treasury. Failure to do so, if required, will extend the statute of limitations until three years after such required information is furnished to the IRS. Each U.S. Holder should consult its own tax advisor regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE POTENTIAL IMPACT OF PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.

Additional Considerations Applicable to Common Shares

Receipt of Foreign Currency

The amount of any distributions on or proceeds on the sale, exchange or other taxable disposition of Common Shares paid to a U.S. Holder in foreign currency, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt, regardless of whether such foreign currency is converted into U.S. dollars at that time. A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Medicare Tax

An additional 3.8% Medicare tax is imposed on the “net investment income” of certain U.S. Holders who are individuals, estates or trusts. Among other items, “net investment income” generally includes gross income from dividends, and certain net gains from sales or other taxable dispositions of Common Shares. Special rules apply to PFICs. U.S. Holders are urged to consult their tax advisors with respect to the Medicare tax and its applicability in their particular circumstances to income and gains in respect of an investment in the Common Shares.

Backup Withholding and Information Reporting

In general, information reporting will apply to payments made through a U.S. paying agent or U.S. intermediary to a U.S. Holder other than certain exempt recipients, such as corporations. In the event that a U.S. Holder fails to file any such required form, the U.S. Holder could be subject to significant penalties. In general, payments to U.S. Holders may be subject to backup withholding, currently at a rate of 24%, if the U.S. Holder fails to provide its taxpayer identification number (generally by providing us with a IRS Form W-9) or otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold), may be required to file an information report (usually on IRS Form 8938) with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders are urged to consult their own tax advisors regarding IRS Form 8938 and any other information reporting that may be required in connection with their ownership of Common Shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

ENFORCEMENT OF CIVIL LIABILITIES

Theratechnologies is a corporation governed by the Business Corporations Act (Québec). Most of Theratechnologies’ directors and officers reside in Canada, and the majority of Theratechnologies’ assets and all or a substantial portion of the assets of these persons are located outside the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act.

Mr. Joseph Arena, a director of the Corporation residing outside of Canada, has appointed the Corporation as agent for service of process at the following address: 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or corporation that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Corporation or any of the directors referred to above. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

Theratechnologies filed with the SEC an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Puglisi & Associates, 850 Library Avenue, Newark, DE, 19711 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving Theratechnologies in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

LEGAL MATTERS

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Corporation’s behalf by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Stikeman Elliott LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Corporation’s behalf by Jenner & Block LLP and on behalf of the Underwriters by Duane Morris LLP. As at the date hereof, the partners, counsels and associates of Fasken Martineau DuMoulin LLP and Stikeman Elliott LLP, respectively as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

INDEPENDENT AUDITOR, TRANSFER AGENTS AND REGISTRARS

KPMG LLP is the auditor of the Corporation. KPMG LLP has confirmed that it is independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. Further, KPMG LLP are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

The transfer agents and registrars for the Common Shares are Computershare Trust Company of Canada at its principal offices in Montreal, Québec and Toronto, Ontario and Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any U.S. state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such U.S. state.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	December 14, 2021

THERATECHNOLOGIES INC.

US$150,000,000

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Debt Securities

Units

We may, from time to time, during the 25-month period that this short form base shelf prospectus, including any amendments thereto (the “Prospectus”), remains valid, offer for sale up to US$150,000,000 (or the equivalent in other currencies or currency units determined at the time of issue) of: (i) common shares (“Common Shares”); (ii) preferred shares (“Preferred Shares”) issuable in one or more series; (iii) subscription receipts (“Subscription Receipts”); (iv) warrants (“Warrants”); (v) senior or subordinated secured or unsecured debt securities (“Debt Securities”); and (vi) units comprised of one or more of the other securities described in this Prospectus (“Units” and together with the Common Shares, Preferred Shares, Subscription Receipts, Warrants and Debt Securities, the “Securities”).

We are permitted, pursuant to the multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of Securities in the United States should be aware that such requirements are different from those of the United States. Our financial statements incorporated herein by reference have been prepared under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board and they are subject to Canadian auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies.

Prospective purchasers of Securities should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. Such consequences for prospective purchasers of Securities who are residents in, or citizens of, the United States or Canada may not be fully described herein. Prospective purchasers of Securities should read the tax discussion contained in any applicable Prospectus Supplement (as defined below) with respect to a particular offering of Securities.

The ability of a purchaser of Securities to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the federal laws of Canada, a number of our directors and officers and most of the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets and all or a significant portion of the assets of those persons are located outside of the United States. See “Enforceability of Civil Liabilities by U.S. Investors”.

An investment in Securities involves significant risks that should be carefully considered by prospective purchasers before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective purchasers in connection with any investment in Securities. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission or Canadian securities regulator has approved or disapproved the Securities offered hereby or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence.

We may offer Securities in such amount as we may determine in light of market conditions and other factors that we deem relevant. The specific variable terms of any offering of Securities will be set out in one or more prospectus supplements (each, a “Prospectus Supplement”) to this Prospectus including without limitation: (i) in the case of Common Shares, the number of Common Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price (in the event the offering is a non-fixed price distribution) and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the series, the number of Preferred Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price (in the event the offering is a non-fixed price distribution), any dividend rate and the related dividend payment dates, any terms for redemption at our option or at the option of the holder, any exchange or conversion terms and any other terms specific to the Preferred Shares being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price, the terms, conditions and procedures for the exchange of the Subscription Receipts, the amount and type of securities that holders thereof will receive upon exchange thereof and any other terms specific to the Subscription Receipts being offered; (iv) in the case of Warrants, the number of Warrants offered, the issue price, the terms, conditions and procedures for the exercise of the Warrants, the amount and type of securities that holders thereof will receive upon exercise thereof and any other terms specific to the Warrants being offered; (v) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit in which the Debt Securities will be issued, the maturity date, interest provisions (if applicable), authorized denominations, the offering price, covenants, events of default, any terms for redemption at our option or at the option of the holder, any sinking fund provisions, any exchange or conversion terms, whether payment on the Debt Securities will be senior or subordinated to our other indebtedness, whether the Debt Securities will be secured or unsecured and any other terms specific to the Debt Securities being offered; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units and any other terms specific to the Units being offered. The Securities may be offered separately or together in any combination (including in the form of Units). Certain of our securityholders (each, a “Selling Securityholder”) may also offer and sell Securities under this Prospectus. See “Selling Securityholders”. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the parameters described in this Prospectus.

Information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

Our Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “TH” and “THTX”, respectively. Our 5.75% convertible unsecured senior notes due June 30, 2023 (the “5.75% Notes”) are listed and posted for trading on the TSX under the symbol “TH.DB.U”. On December 13, 2021, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares and the 5.75%

Notes on the TSX was Cdn$4.12 and US$91.00, respectively, and the closing price of the Common Shares on the Nasdaq was US$3.22.

Unless a Prospectus Supplement provides otherwise, any offering of Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units will be a new issue of Securities with no established trading market and, accordingly, such Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities (other than the 5.75% Notes) or Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities in the secondary market (if any), the transparency and availability of trading prices (if any), the liquidity of such Securities, and the extent of issuer regulation.

Securities may be sold to underwriters or dealers purchasing as principal, directly to one or more purchasers pursuant to applicable statutory exemptions, or through underwriters, dealers or agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by us or a Selling Securityholder in connection with the offering and sale of such Securities, and will set out the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to us or the Selling Securityholders, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis (including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, the Nasdaq or other existing trading markets for the Securities, and as set forth in an applicable prospectus supplement), Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities.

To the extent permitted by applicable law, in connection with any underwritten offering of Securities, other than transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

No underwriter, dealer or agent in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items.

The offering of Securities may be subject to approval of certain legal matters on our behalf by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters, and Jenner & Block LLP with respect to United States legal matters.

Mr. Joseph Arena, one of our directors, resides outside of Canada and has appointed the Corporation, 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8, as agent for services of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for services of process in Canada.

Our head office and principal place of business are located at 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8.

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, “$”, “Cdn$” or “Canadian dollars” means lawful currency of Canada and “United States dollars” or “US$” means lawful currency of the United States.

Unless otherwise indicated or the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to “Theratechnologies”, the “Corporation”, “we”, “us”, and “our” mean Theratechnologies Inc. and its consolidated subsidiaries.

This Prospectus provides a general description of the Securities that we may offer. Each time we offer and sell Securities under this Prospectus, we will provide prospective purchasers of such Securities with a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, prospective purchasers of Securities should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference”.

This Prospectus does not contain all of the information set out in the Corporation’s registration statement on Form F-10 (the “Registration Statement”), certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Securities.

Information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be made available together with this Prospectus.

Prospective purchasers of Securities should rely only on the information contained in or incorporated by reference in this Prospectus or an applicable Prospectus Supplement and on the other information included in the Registration Statement of which this Prospectus forms a part. We have not authorized anyone to provide prospective purchasers of Securities with different or additional information. We are not making an offer to sell these Securities in any jurisdiction where the offer or sale is not permitted by law. Prospective purchasers of Securities should not assume that the information in this Prospectus, any applicable Prospectus Supplement or any documents incorporated by reference is accurate as of any date other than the respective dates of those documents, as our business, results of operations, financial condition and prospects may have changed since those dates. This Prospectus should not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the Provinces of Canada, which have also been filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from our corporate secretary at 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8, telephone: 514-336-7800 and are also available electronically at www.sedar.com and in the United States through the SEC’s website at www.sec.gov.

The following documents filed with securities commissions or similar authorities in each of the Provinces of Canada in which this Prospectus has been filed are incorporated by reference into and form an integral part of this Prospectus:

(a)	the management proxy circular of the Corporation dated April 12, 2021 for the annual meeting of shareholders held on May 13, 2021;

(b)	the annual information form of the Corporation dated February 24, 2021 in respect of the fiscal year ended November 30, 2020 (the “AIF”);

(c)

the audited comparative consolidated annual financial statements of the Corporation for the fiscal years ended November 30, 2020 and 2019, together with the notes thereto and the auditors’ report thereon, except that the footnote to the audit report included in such audited consolidated financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into the Registration Statement on Form F-10 of which this Prospectus forms a part;

(d)	the management’s discussion and analysis of the Corporation for the fiscal year ended November 30, 2020 (the “Annual MD&A”);

(e)

the unaudited interim consolidated financial statements of the Corporation for the three- and nine-month periods ended August 31, 2021 and 2020, together with the notes thereto (the “Interim Financial Statements”);

(f)	the management’s discussion and analysis of the Corporation for the three- and nine-month periods ended August 31, 2021 (the “Interim MD&A”);

(g)

the material change report of the Corporation dated January 20, 2021 with respect to the completion by Theratechnologies of a bought-deal public offering of 16,727,900 units at a price of US $2.75 per unit for aggregate gross proceeds to the Corporation of US $46,001,725; and

(h)

the material change report of the Corporation dated July 22, 2021 with respect to the timing of initiating a Phase 3 clinical trial evaluating tesamorelin for the treatment of non-alcoholic steatohepatitis (“NASH”) and the securing of additional resources, including the search of a partner, to initiate such trial.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 - Prospectus Distributions and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces of Canada after the date of this Prospectus and prior to the termination of the offering of any Securities under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of the Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which the Prospectus forms a part. In addition, we may incorporate by reference into the Prospectus, or the Registration Statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), if and to the extent expressly provided therein.

Upon a new annual information form and related annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form and all annual financial statements, interim financial statements, accompanying management’s discussion and analysis, and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying management’s discussion and analysis filed prior to the new interim financial statements shall be deemed to no longer be incorporated in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management information circular relating to an annual meeting of shareholders being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular for the preceding annual meeting of shareholders shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any statement contained in this Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference herein or to constitute a part of this Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including certain documents incorporated by reference in this Prospectus, contains forward-looking statements and forward-looking information (collectively, the “forward-looking statements”) within the meaning of applicable securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “foresee”, “predict”, “potential”, “to its knowledge” or similar words (including negative and grammatical variations thereof) suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Prospectus and the documents incorporated by reference into this Prospectus include, but are not limited to statements pertaining to: the terms of the Securities to be issued and the description thereof in the applicable Prospectus Supplement; the use of proceeds from any offering of Securities; the availability of a trading market for the Securities; the timelines to make filings with regulatory agencies to seek regulatory approval of drug candidates or new modes of administration or devices; our expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®; our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States as well as Trogarzo® in Europe; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the market acceptance of Trogarzo® in Europe; our capacity to meet supply and demand for our products; the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements; our success in continuing seeking and in maintaining reimbursement for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available; our ability to maintain intellectual property rights in EGRIFTA SV® and tesamorelin; our ability to develop and protect new intellectual property; our ability and capacity to launch Trogarzo® in countries of the European Union; our success in obtaining reimbursement for Trogarzo® in countries of the European Union; our capacity to develop tesamorelin and obtain approval thereof for the treatment of NASH in the general population; the United States Food and Drug Administration (“FDA”) approval of a new formulation of tesamorelin (“F8”); our ability to develop a multi-dose pen injector for use with the F8 and to obtain approval thereof; our success in conducting our Phase 1 clinical trial using our peptide-drug conjugate (“PDC”) TH1902; our capacity to develop other PDCs from our oncology platform SORT1+ TechnologyTM and obtain positive results therefrom; our capacity to secure additional funding or find a partner to initiate the development of tesamorelin for the treatment of NASH in the general population; our capacity to acquire or in-license new products and/or compounds; our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and our estimates regarding our capital requirements.

This information involves known or unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. In addition, this Prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. See also “Forward-Looking Statements” in the AIF and “Forward-Looking Information” in the Annual MD&A and the Interim MD&A, which are incorporated by reference into this Prospectus and which are available at www.sedar.com and through the SEC’s website at www.sec.gov for further information with respect to forward-looking statements.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Prospectus and in certain documents incorporated by reference herein include, but are not limited to: the adverse impact of the COVID-19 pandemic on (a) the Corporation’s sales efforts and sales initiatives, (b) the capacity of the Corporation’s suppliers to meet their obligations vis-à-vis the Corporation, (c) the Corporation’s research and development activities, including the enrolment of patients for its planned and ongoing clinical trials, (d) the health of the Corporation’s employees and Theratechnologies’ capacity to rely on its resources, as well as (e) global trade; untoward side effects resulting from the long-term use of our products; product recalls, manufacturing issues resulting in product shortage; decreased sales of our products; non acceptance by the marketplace of EGRIFTA SV® and Trogarzo® in the United States and of Trogarzo® in Europe; current and upcoming competition; difficulties in obtaining a commercially reasonable price for Trogarzo® from national authorities in Europe as well as reimbursement in the European countries where we intend to commercialize Trogarzo®; litigation with third parties regarding our intellectual property; loss of patent protection in 2023 for the commercialization of EGRIFTA SV® in lipodystrophy; litigation with our third-party suppliers; non-approval by the FDA of the F8; the failure to develop a multi-dose pen injector or non-approval thereof; the failure to complete our development programs as a result of our incapacity to recruit enough patients or because of negative results; the Corporation’s inability to secure additional resources or to find a partner to initiate its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH in the general population; lack of financial resources to fund our business plan; delays due to unforeseen events, negative operating cash flow and the other factors described under “Risk Factors” in this Prospectus, and under “Risk Factors” in the

AIF and “Risks and Uncertainties” in the Annual MD&A, which are incorporated by reference herein, and described in other filings made by the Corporation with Canadian securities regulatory authorities.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. The factors listed above should be considered carefully and we caution prospective purchasers of Securities not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Further information regarding these factors may be found under the heading “Risk Factors” in this Prospectus, and under “Risk Factors” in the AIF and “Risks and Uncertainties” in the Annual MD&A, and in our most recent news releases.

Prospective purchasers of Securities are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. No assurance can be given that the expectations reflected in the forward-looking statements contained in this Prospectus will prove to be correct. Furthermore, the forward-looking statements contained in this Prospectus are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, including the documents incorporated by reference herein, are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement under the United States Securities Act of 1933, as amended (the “1933 Act”) with respect to the Securities of which this Prospectus forms a part. This Prospectus does not contain all of the information set out in the Registration Statement. For further information about us and the Securities, we advise United States prospective purchasers of Securities to refer to the Registration Statement and its exhibits. See “Documents Filed as Part of the Registration Statement.”

We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance with those requirements, we file and furnish reports and other information with the SEC and with the securities regulatory authorities of the provinces of Canada. Under the MJDS, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers and directors, and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

The reports and other information filed and furnished by us with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that we file electronically with it, including the Registration Statement that we have filed with respect to the Securities.

Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available under the Corporation’s profile at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

We are a corporation incorporated under, and governed by, the Business Corporations Act (Québec) (the “QBCA”). All but one of our directors, and all but two of our officers, and most of the experts named in this Prospectus, including the documents incorporated by reference herein, are residents of Canada or otherwise reside outside the United States, and a substantial portion of their assets and our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. There may be doubt as to the enforceability, in original actions in Canadian courts, of liabilities predicated upon the United States federal or state securities laws or other laws of the United States and as to the enforceability in Canadian courts of the judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal or state securities laws or other laws of the United States.

We filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates, 850 Library Avenue, Newark, DE, 19711, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus and any Prospectus Supplement.

MARKET AND INDUSTRY DATA

Market data and certain industry statistics used in this Prospectus or the documents incorporated herein by reference were obtained from internal surveys, market research, publicly available information and industry publications. External industry sources and publications generally state that the information contained therein has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we do not make any representation as to the accuracy or completeness of such information. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Forward-Looking Statements” and “Risk Factors” in this Prospectus.

NON-IFRS MEASURES

The information presented in this Prospectus, including certain documents incorporated by reference herein, includes measures that are not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”) including the financial measures such as “Adjusted EBITDA”, that are used by us as indicators of financial performance. These financial measures do not have standardized meanings prescribed under IFRS or U.S. GAAP and our computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS or U.S. GAAP as an indicator of performance. We believe these measures may be useful supplemental information to assist investors in assessing our operational performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results. The non-IFRS measures also provide investors with insight into our decision making as we use these non-IFRS measures to make financial, strategic and operating decisions.

Because non-IFRS measures do not have a standardized meaning and may differ from similarly-named computations as reported by other entities, securities regulations require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. Such information is presented in the sections dealing with these financial measures in the documents incorporated by reference herein, including our Interim MD&A. See “Documents Incorporated by Reference” above.

Non-IFRS measures are not audited. These non-IFRS measures have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.

PRESENTATION OF FINANCIAL INFORMATION

Unless indicated otherwise, financial information in this Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with IFRS which differs in some significant respects from U.S. GAAP and thus this financial information may not be comparable to the financial statements of U.S. companies.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The Corporation’s functional and presentation currency for the purpose of its financial statements is the United States dollar. Except as otherwise provided, all references to “$”, “Cdn$” or “Canadian dollars” included or incorporated by reference into this Prospectus refer to Canadian dollar values and all references to “US$” or “United States dollars” are used to indicate United States dollar values.

The daily exchange rate on December 13, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals US$0.7818 and for the conversion of United States dollars into Canadian dollars was US$1 equals Cdn$1.2791.

THE CORPORATION

We were incorporated under Part IA of the Companies Act (Québec) (the “CAQ”), on October 19, 1993 under the name Theratechnologies Inc. We amended our articles on October 20, 1993 by repealing the restrictions applicable to private companies. On December 6, 1993, we again amended our articles to increase the number of directors and to modify our share capital. On March 26, 1997, we further modified our share capital to consist of an unlimited number of common shares and an unlimited number of preferred shares. Finally, on June 21, 2011, we amended our articles to give the power to our directors to appoint a number of additional directors equal to 33.33% of the number of directors elected at the last shareholders meeting preceding any appointment.

On February 14, 2011, the CAQ was abrogated and replaced by the QBCA, and companies governed by Part IA of the CAQ such as us became business corporations governed by the QBCA. Accordingly, we did not have to file articles of continuation or amend our existing corporate articles. The QBCA was applicable immediately without having to complete any formalities.

The following chart illustrates our current corporate structure.

(1)	These are no longer active subsidiaries. We intend to wind-up these subsidiaries into Theratechnologies.

Our head office and principal place of business are located at 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8.

OUR BUSINESS

We are a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. We have a promising pipeline of investigational medicines in oncology and NASH and two approved medicines (EGRIFTA SV® and Trogarzo®) for people living with HIV. The Corporation has a sales and marketing infrastructure to commercialize its products in the U.S. and Europe. We continue to assess the market for potential product acquisitions or in-licensing transactions that would be complementary to our business and further drive future sustainable growth and value creation.

Research and Development Pipeline

The Corporation has established a promising pipeline of investigational medicines in areas of high unmet need, including oncology, NASH and HIV.

Oncology - SORT1+ TechnologyTM

We are currently developing a platform of new proprietary peptides for cancer drug development targeting SORT1 receptors called SORT1+ TechnologyTM. SORT1 is a receptor that plays a significant role in protein internalization, sorting and trafficking. It is highly expressed in cancer cells compared to healthy tissue making it an attractive target for cancer drug development. Expression has been demonstrated in, but not limited to, ovarian, triple-negative breast, endometrial, skin, small cell and non-small cell lung, colorectal and pancreatic cancers. Expression of SORT1 is associated with aggressive disease, poor prognosis and decreased survival. Preliminary assessments have demonstrated that the SORT1 receptor is expressed in 40% to 90% of cases of endometrial, ovarian, colorectal, triple-negative breast and pancreatic cancers.

The Corporation’s innovative PDCs generated through our SORT1+ TechnologyTM demonstrate distinct pharmacodynamic and pharmacokinetic properties that differentiate them from traditional chemotherapy. In contrast to traditional chemotherapy, our proprietary PDCs are designed to enable selective delivery of certain anti-cancer drugs within the tumor microenvironment, and more importantly, directly inside SORT1 cancer cells. Commercially available anticancer drugs, like docetaxel, doxorubicin or tyrosine kinase inhibitors are conjugated to our peptide to specifically target SORT1 receptors. This could potentially improve the efficacy and safety of those agents.

In preclinical data, the Corporation’s lead investigational PDC, TH1902, derived from our SORT1+ TechnologyTM, has shown to improve anti-tumor activity and reduce neutropenia and systemic toxicity compared to traditional chemotherapy. Additionally, in preclinical models, TH1902 has shown to bypass the multidrug resistance protein 1 (MDR1; also known as P-glycoprotein) and inhibit the formation of vasculogenic mimicry - two key resistance mechanisms to chemotherapy treatment. TH1902 combines our proprietary peptide and the cytotoxic drug, docetaxel.

In December 2020, we filed an IND application with the FDA for the Phase 1 first-in-human clinical trial evaluating TH1902 for the treatment of various cancers. The FDA granted fast track designation to TH1902 as a single agent for the treatment of all sortilin-positive recurrent advanced solid tumors that are refractory to standard therapy. In March 2021, a Phase 1 clinical trial was initiated evaluating TH1902 for the treatment of cancers where the sortilin receptor is expressed. The Phase 1 clinical trial design includes a Part A dose escalation study to evaluate the safety, pharmacokinetics, maximum tolerated dose (“MTD”) and preliminary anti-tumor activity of TH1902 administered once every three weeks in patients with advanced solid tumors refractory to available anti-cancer therapies. Once the MTD is determined, the Corporation plans to enroll a total of 40 additional patients will be enrolled in a Part B study to evaluate the potential anti-tumor activity of TH1902 in patients with endometrial, ovarian, colorectal, triple-negative breast and pancreatic cancers.

The Corporation’s Phase 1 study evaluating its novel investigational proprietary PDC TH1902 for the treatment of sortilin-positive cancers is progressing as planned. To date, the study has dosed several patients with tumors for which no known effective therapies exist, with some receiving more docetaxel, when conjugated to TH1902, than the indicated dose of docetaxel alone (80-100mg/m2). Patients that have received up to 300mg/m2 of TH1902 (the equivalent of 130mg/m2 of docetaxel), or approximately 1.5 times the indicated dose of docetaxel, have not experienced any grade 2 adverse events. One of the patients dosed received 420mg/m2 of TH1902, or approximately two times the indicated dose of docetaxel, and experienced a grade 4 adverse event (neutropenia). After review of the data related to the grade 4 adverse event, we will continue enrolling patients who will be receiving 420mg/m2 of TH1902 as per the protocol. Part A of the Phase 1 trial is ongoing until the MTD is identified.

The Corporation has retained the services of a contract research organization to assist with the conduct of its Phase 1 clinical trial.

The Corporation has reduced the time spent on preclinical work on TH1904, its second PDC derived from its SORT1+ TechnologyTM, and has begun working on other PDCs, primarily to advance a PDC using SN38.

The SORT1+ TechnologyTM was acquired in February 2019 as part of the acquisition of Katana Biopharma Inc. (“Katana”). Through the acquisition, Theratechnologies obtained the worldwide rights to this platform based on a license agreement entered into between Katana and Transfer Plus L.P. (the “License Agreement”). Under the License Agreement, we obtained an exclusive royalty-bearing license to develop, make, have made, sell, offer to sell, distribute, import or otherwise commercialize any drug product issued from the licensed technology.

Tesamorelin

The Corporation continues to work on the development of tesamorelin. It has now developed a new formulation, the F8, and is actively working on the development of a device for use with the F8. It is also contemplating launching a Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH in the general population.

Tesamorelin – F8

In fiscal year 2020, the Corporation completed the evaluation and development of the F8 which, based on internal studies, is bioequivalent to the original commercialized formulation of tesamorelin (F1 formulation). The F8 has a number of advantages over the current formulation of EGRIFTA SV®. Specifically, it is twice as concentrated resulting in a smaller volume of administration and is intended to be presented in a multi-dose vial that can be reconstituted once per week. Similar to the current formulation of EGRIFTA SV®, the Corporation expects the F8 to be stable at room temperature before and after reconstitution. The Corporation plans on filing a supplemental Biologics License Application (an “sBLA”) with the FDA for the F8 in the first calendar quarter of 2022 for use in the lipodystrophy market.

The F8 is patent protected in the U.S. until 2033 and until 2034 in major European countries.

Tesamorelin - Device

The Corporation is also currently working on the development of a multi-dose pen injector to be used in conjunction with the F8. Although the Corporation was planning on filing an sBLA for this device in early 2022, the development is still ongoing and the targeted timeline to file an sBLA with the FDA has been delayed.

Tesamorelin - NASH

In November 2020, the Corporation filed an Investigational New Drug Application (“IND”) with the FDA for the Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH and received a “Study May Proceed” letter for the Phase 3 clinical trial from the FDA in December 2020. The IND filing followed the Corporation’s announcement made in September 2020 regarding its intent to develop tesamorelin for the treatment of NASH in the general population.

On July 15, 2021, the Corporation announced that it had completed discussions with the FDA following an end of Phase 2 meeting and with the European Medicines Agency (the “EMA”) following a scientific advice meeting regarding the Phase 3 clinical trial in NASH.

The finalized Phase 3 trial design is planned for a multicenter, randomized, double-blind, placebo-controlled two-part study designed to evaluate the safety and efficacy of tesamorelin in liver-biopsy confirmed patients with NAS score of at least 4 and stage 2 or 3 fibrosis. Part 1 of the study will include a total of approximately 1,100 patients (1:1, tesamorelin:placebo), including approximately 75 to 100 people living with HIV. A second liver biopsy will be performed after the first approximately 1,100 participants have completed 18 months of treatment. This should form the basis for filing an sBLA with the FDA.

The clinical trial will also include a futility analysis that would be conducted after the first approximately 400 patients have completed 18 months of treatment and have received a second liver biopsy. The futility analysis will provide a perfunctory review indicating if an early treatment effect with tesamorelin has been observed and will determine if the study should proceed as planned.

Following a potential sBLA approval, Part 2 of the trial will continue to enroll an additional approximately 1,800 patients (3:1, tesamorelin:placebo) to continue to measure clinical outcomes over a period of five years. A total of approximately 2,900 patients are expected to be enrolled.

Based on the aforementioned discussions with regulatory agencies, the final Phase 3 clinical trial design will result in higher costs than what the Corporation had previously estimated. As a result of the total cost of the Phase 3 clinical trial, the Corporation is evaluating its options to best execute its late-stage development program, including seeking a potential partner or securing financing. An external U.S.-based biopharma advisory firm was retained to assist in identifying a potential partner.

Ibalizumab

Ibalizumab – New Modes of Administration

Based on an internal data assessment, the TMB-302 study evaluating an intravenous push mode of administration (“IV Push”) of Trogarzo® for the treatment of HIV-1 infection achieved consistent and statistically significant results demonstrating that there was no difference in pharmacokinetics between IV Push and intravenous infusion. This more convenient IV Push may offer patients a rapid infusion time and requires only two quick infusions per month potentially increasing patient compliance thereby allowing patients to benefit from long-acting protection against HIV-1 when Trogarzo® is administered with other antiretroviral therapies (“ARVs”). Based on these results, the Corporation has filed an sBLA with the FDA. The study was conducted and funded by the Corporation’s partner, TaiMed Biologics Inc. (“TaiMed”).

Theratechnologies and TaiMed are also evaluating an intramuscular method of administration for Trogarzo® within the TMB-302 study. A protocol amendment was approved by the FDA and patient screening is planned for the fourth quarter of 2021. The study will be conducted and funded by Theratechnologies with support from TaiMed. Under the terms of our agreement with TaiMed, we are entitled to commercialize the new methods of administration of Trogarzo® if, and when, approved.

Ibalizumab – Phase 4 Study

In connection with the September 2019 approval of Trogarzo® in Europe, the Corporation is initiating a post-authorization efficacy study, also known as a registry, in the EU to evaluate the real-world long-term efficacy and safety of Trogarzo® in combination with other ARVs, at the EMA’s request. The study, named Prospective and Retrospective, Observational Multicenter Ibalizumab Study of Efficacy (PROMISE), is expected to have sites activated in the European Union in the fourth quarter of 2021. A similar study, which is intended to collect real-world clinical data of Trogarzo® in the U.S. (PROMISE-US), is expected to begin in the first quarter of 2022.

Commercialized Products

EGRIFTA SV® (tesamorelin for injection)

EGRIFTA SV® is a new formulation of EGRIFTA® that was originally approved in 2010 by the FDA for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTA SV® is also indicated for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and was launched in the United States in November 2019. Unlike EGRIFTA®, EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration.

EGRIFTA® (tesamorelin for injection) was also approved by Health Canada in March 2015 for the treatment of excess visceral adipose tissue, as assessed by waist circumference greater than or equal to 95 cm for men and greater than or equal to 94 cm for women, and confirmed by a visceral adipose tissue (VAT) level greater than 130 cm2 by CT scan, in treatment-experienced adult HIV-infected patients. It was launched in Canada in June 2015. Sales of EGRIFTA® in Canada are not material to our business and we did not seek the approval of EGRIFTA SV® in this country.

Trogarzo®

Trogarzo® (ibalizumab-uiyk) injection, was approved by the FDA in March 2018 and was made commercially available in the United States in April 2018. Trogarzo® is under license to us following the execution of an amended and restated distribution and marketing agreement dated March 6, 2017, as amended (the “TaiMed Agreement”), between us and TaiMed pursuant to which we acquired the exclusive right to distribute and commercialize ibalizumab in Canada, in the United States, in Europe and in certain other additional countries. On November 5, 2019, we and TaiMed amended some of the terms of the TaiMed Agreement to crystallize our understanding regarding the responsibility of each of the parties thereto in connection, amongst other things, with the delivery, packaging, exporting and importing of Trogarzo® into the European territory.

Trogarzo® is a humanized monoclonal antibody and, in the United States, is indicated for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen.

On September 26, 2019, the EC approved Trogarzo® for commercialization in the European Union. In this territory, Trogarzo®, in combination with other antiretroviral(s), is indicated for the treatment of adults infected with multidrug resistant HIV-1 infection for whom it is otherwise not possible to construct a suppressive antiviral regimen.

The commercialization of Trogarzo® in Europe is done through our wholly-owned subsidiary, Theratechnologies Europe Limited, located at 2 Hume Street, Dublin 2, D02 DV24, Ireland. We and the Italian Medicines Agency have reached a pricing and reimbursement agreement for Trogarzo®. We expect Trogarzo® to be commercially available to all eligible patients in Italy before the end of 2021.

For further information regarding the commercialization of our products, see the AIF and the other documents incorporated by reference herein.

RISK FACTORS

An investment in the Securities is subject to various risks including those risks inherent to our business. Prospective purchasers of Securities should carefully consider the risk factors contained in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated herein by reference) including in the risk factors section contained in our most recent AIF and our most recently filed annual and quarterly MD&A and those described in any Prospectus Supplement relating to a specific offering of Securities. The risks and uncertainties described therein are not the only ones we face.

Additional risks and uncertainties, including those of which we are currently unaware or deem immaterial, may adversely affect our business, financial condition or results of operations. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, are interrelated and, consequently, investors should treat such risk factors as a whole. In addition, the following risk factors relate to the Securities qualified by this Prospectus.

The conduct of the Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH in the general population will be costly and the Corporation has decided to secure additional resources, including finding a partner, prior to initiating such clinical trial, all of which will result in a postponement of the initiation of such trial. Although the Corporation has begun the search for a potential partner, there can be no assurance that a partner will be found or that a partnership agreement will be entered into on terms satisfactory to the Corporation. If a partner is not found, the Corporation will need to look for alternatives to secure additional resources but there can be no guarantee that the Corporation will secure such resources in an amount sufficient to initiate its Phase 3 clinical trial. Moreover, the Corporation has no meaningful Phase 2 clinical data evaluating tesamorelin for the treatment of NASH in the general population and any results obtained from the conduct of one Phase 3 clinical trial will have to show substantial evidence that tesamorelin is safe and effective for the treatment of NASH in the general population. Finally, the Corporation’s decision to design its Phase 3 clinical trial to meet the FDA’s primary endpoints may prevent the Corporation from seeking approval of tesamorelin for the treatment of NASH in the general population from the EMA since the primary endpoint for this agency is different from that of the FDA. If the Corporation is unable to secure additional resources to initiate its Phase 3 clinical trial, the conduct of such trial could be cancelled. If the Corporation is unable to meet the endpoints of its Phase 3 clinical trial, it will not receive approval for tesamorelin for the treatment of NASH in the general population. And, even if the Corporation meets the endpoints of Part 1 of the Phase 3 clinical trial and obtains a conditional approval letter from the FDA, the Corporation could lose such approval if Part 2 of the Phase 3 clinical trial is unable to show evidence on the resolution of certain clinical outcomes. If the conduct of the clinical trial is cancelled, or if the Corporation does not receive approval for tesamorelin for the treatment of NASH in the general population, its potential long-term revenues, growth and prospects will be materially adversely affected.

The Corporation held discussions with the FDA and the EMA to finalize its Phase 3 clinical trial design, which discussions concluded in July 2021. As a result of such discussions, the trial design will result in higher costs than what the Corporation had previously estimated. The Corporation has decided to postpone the initiation of its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH in the general population until it can secure additional resources to execute its program and has initiated a search to find a partner for that purpose.

There can be no guarantee that the Corporation will be able to initiate its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH if it is unable to secure substantial additional resources, either from a financing, a partnership or other means that it could resort to. In addition, the Corporation may not be able to find a partner to help with securing additional resources. Even if the Corporation finds a partner, the terms and conditions pursuant to which such partner may be interested in assisting the Corporation may not be suitable to the Corporation or may be unfavorable. Under such circumstances, the Corporation may decide to forego the search of a partner and turn to alternative sources of financing. If the Corporation is unable to secure additional resources, it may further postpone the initiation of its Phase 3 clinical trial until it can secure additional resources or may cancel its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH in the general population. If the Corporation is unable to, or does not proceed with, the development of tesamorelin for the treatment of NASH in the general population, it could have a material adverse effect on its potential long-term revenues, growth and prospects.

Even if the Corporation secures additional resources to initiate its Phase 3 clinical trial, there can be no guarantee that the FDA will approve tesamorelin for the treatment of NASH in the general population since the FDA recommended the Corporation to conduct a Phase 2 clinical trial to generate data resulting from the use of tesamorelin in patients suffering from NASH and since the Corporation must meet the primary endpoints set forth by the FDA in its guidelines. Given the lack of Phase 2 data resulting from the use of tesamorelin in patients suffering from NASH, the data from the Phase 3 clinical trial will have to demonstrate substantial evidence of the safety and effectiveness of tesamorelin for the treatment of NASH in the general population. In addition, even if the Corporation meets the FDA’s primary endpoints of the clinical trial and receives approval from the FDA, such approval will be conditional upon completing Part 2 of the Phase 3 clinical trial. If Part 2 of the Phase 3 clinical trial does not show positive evidence on certain clinical outcomes, the FDA could withdraw its approval on the use of tesamorelin for the treatment of NASH in the general population. Finally, if the Corporation is unable to show substantial evidence that tesamorelin is safe and effective for the treatment of NASH in the general population through the conduct of one Phase 3 clinical trial, the FDA could require the Corporation to conduct an additional study.

The Corporation has decided to design its Phase 3 clinical trial based on the FDA guidelines requiring it to demonstrate “NASH resolution and no worsening of fibrosis” as primary endpoints. This trial design does not follow the current EMA guidelines which require a sponsor to demonstrate both (i) NASH resolution and no worsening of fibrosis and (ii) improvement of fibrosis by one stage without worsening of NASH as primary endpoints. Therefore, even if the Corporation meets the primary endpoints for FDA purposes, the EMA may not approve tesamorelin for the treatment of NASH in this territory since the trial was not designed to demonstrate both endpoints.

If the Corporation is unable to obtain approval of tesamorelin for the treatment of NASH in the United States, this would have material adverse effects on its revenues, financial results and long-term growth and prospects. In addition, even if the FDA approves tesamorelin for the treatment of NASH, the lack of an approval in Europe will limit the Corporation’s ability to maximize its revenue growth potential, therefore potentially hampering its long-term growth and prospects.

The development of TH1902 for the potential treatment of various types of sortilin-expressing cancers is still uncertain since results obtained from preclinical in vivo development work may not translate into human subjects. The goal of the Phase 1 clinical trial evaluating TH1902 is to determine the MTD that can be administered to human subjects and determine if any adverse side effects will be observed from the injection of TH1902 in human subjects. If the Corporation is unable to demonstrate similar results as obtained from its preclinical work, or if patients enrolled in the clinical trial are subject to serious adverse side effects, the Corporation may have to discontinue its Phase 1 clinical trial. Any interruption or halt in the Corporation’s Phase 1 clinical trial would materially adversely affect the development of its SORT1+ TechnologyTM platform, reduce its pipeline of drug candidates and could materially adversely affect its long-term growth and prospects.

Clinical failure can occur at any stage of clinical development. The Corporation’s Phase 1 clinical trial may not replicate results obtained from its preclinical in vivo work and we may not be able to determine the MTD into human subjects as a result of difficulty in enrolling patients, patients’ responsiveness to TH1902’s serious adverse side effects or patient deaths.

TH1902 is being developed as a potential treatment for severe, various life-threatening cancers that express SORT1 receptor. The Phase 1 clinical trial is being conducted with patients that are more prone than healthy subjects to exhibit certain diseases or adverse events. Some of these patients face life-threatening situations and may die during our Phase 1 clinical trial. If patients have serious adverse side effects from the administration of TH1902, it may become difficult to discern whether certain events or symptoms observed in those patients are directly related to TH1902. In the event of the death of a patient, the Corporation may have to suspend its Phase 1 clinical trial to determine whether such patient’s death is associated with the administration of TH1902. The suspension period could be lengthy since an investigation will need to be conducted to determine its causation. In the event the death of a patient is found not to be associated with TH1902, which would lead to the continuation of the Phase 1 clinical trial, the FDA may nonetheless require that the Corporation amend its Phase 1 clinical trial design by imposing various safety measures, the effect of which would be to increase its costs. In addition, the Corporation may have difficulty enrolling additional patients to resume the trial as a result of such death. The amendment of a Phase 1 clinical trial design, the obligation to add additional safety measures or the difficulty in enrolling additional patients would cause delays and increase the costs associated with the Corporation’s current Phase 1 clinical trial. If the death of a patient is found to be related to TH1902, the Corporation may have to halt or completely cease its Phase 1 clinical trial which could lead to the abandonment of the development of our SORT1+ TechnologyTM platform. The abandonment of the development of the Corporation’s SORT1+ TechnologyTM platform would reduce its pipeline of drug candidates and could materially adversely affect its long-term growth and prospects.

The conduct of clinical trials is subject to a variety of risks, many of which can be beyond the control of the Corporation forcing it to delay the initiation or conduct of clinical trials or forego same.

The beginning or completion of clinical trials may be delayed or prevented for several reasons, including, among others:

•	Negative results from the Corporation’s clinical trial resulting in a failure to meet the endpoints of its clinical trial;

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Delays in reaching or failing to reach agreement on acceptable terms with clinical study sites, the terms of which can be subject to considerable negotiation and may vary significantly among different study sites;

•	Any breach of the terms of any contract research organization agreement by us or by our third-party suppliers that have responsibility to assist us with the conduct of our clinical trials;

•	Inadequate quantity or quality of the active pharmaceutical ingredient or other materials necessary to conduct clinical trials;

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Challenges in recruiting and enrolling patients to participate in clinical trials, such as the proximity of patients to study sites, eligibility criteria to be included in a clinical trial, the nature of a clinical trial and the competition from other clinical study programs for the treatment of similar diseases as those the Corporation may seek to treat;

•	Severe or unexpected adverse drug effects experienced by patients;

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Regulatory agencies requiring a sponsor to conduct additional clinical studies prior to approving a new drug application, an sBLA, or the equivalent thereof in other jurisdictions after review of Phase 3 clinical trial results;

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Regulatory agencies may disagree with a sponsor ’s interpretation of data resulting from its Phase 3 clinical trials, or may change the requirements for approval even after they have approved the sponsor’s Phase 3 clinical trial design; and

•

Difficulties in retaining patients who have enrolled in a sponsor’s Phase 3 clinical trial but who may be prone to withdraw due to rigours of the clinical trial, lack of efficacy, side effects, personal issues or loss of interest.

In addition, clinical studies may also be delayed or terminated as a result of ambiguous or negative interim results. A sponsor may decide to suspend or terminate its clinical trial, or regulatory agencies could order a sponsor to do so for several reasons, including, among others:

•	Failure to conduct the clinical trial in accordance with the regulatory requirements of a sponsor’s study protocol; and

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Inspections of the clinical study operations or study sites by regulatory agencies that would reveal deficiencies or violations requiring a sponsor to undertake corrective actions (to the extent any are available).

If the Corporation incurs any delay in the conduct of a clinical trial or decides to suspend or terminate such trial, this could materially adversely affect the business prospects of the Corporation and its potential long-term revenues derived from the potential sale of its drug candidates. Any delay or suspension of a clinical trial may also adversely impact the duration of the protection afforded by the issuance of patents covering the drug candidate subject to such clinical trial and lead to earlier entries of competitors in the market.

Regulatory agencies have not approved the F8 as being bioequivalent to the Corporation’s original commercialized formulation of tesamorelin. Under such circumstances, the Corporation may have to conduct additional clinical studies to prove the bioequivalence of the F8 against the original formulation, resulting in additional spending and delays in the use of the F8.

The Corporation has conducted studies to assess the bioequivalence of the F8 against the original 1 mg/vial commercialized formulation of tesamorelin (“F1”). These studies were conducted based on the current FDA regulation to show the bioequivalence of formulations. The Corporation has not filed an sBLA with the FDA seeking the approval of the F8 for commercial use. It contemplates making such filing in the first calendar quarter of 2022.

In addition, the Corporation has not manufactured validation batches of the F8 and is therefore currently unable to determine whether the manufacturing process will be stable and allow the commercial use of the F8, even if approved by the FDA as being bioequivalent to the F1.

If the FDA does not approve the F8 as being bioequivalent to the F1, the Corporation would have to conduct additional testing using the F8 which would delay the time by which the Corporation could commercialize the F8 and which would require the Corporation to incur additional capital expenditures, all of which could adversely affect the Corporation’s financial condition or results of operations. Furthermore, the non-approval of the F8 would prevent the Corporation from using the multi-dose pen injector that is currently under development for use with the F8.

The development of a multi-dose pen injector for the F8 is risky, and its commercial use is subject to the approval of regulatory agencies. There can be no guarantee that the development of the multi-dose pen injector will be successful or, even if successful, that it will be approved for commercial use by regulatory agencies. The failure to obtain approval of the multi-dose pen injector for use with the F8 could reduce the Corporation’s competitive advantage vis-à-vis other potential medicine for the treatment of NASH in the general population and also result in lower sales of tesamorelin approved for the treatment of lipodystrophy in HIV patients.

The Corporation has undertaken through third-party service providers the development of a multi-dose pen injector for the F8. Although the pen is already used with other drugs, some development is required to adapt its delivery system to the F8 dosing. The development of a device is complex, subject to failure, and there can be no guarantee that it will result in an approved drug-device for commercial use. Any issues encountered in developing such pen could delay its use in the development of tesamorelin for the treatment of NASH in the general population and reduce the likelihood of such device being approved for use in the treatment of NASH in the general population. Consequently, the Corporation could have to conduct additional clinical trials using the device and incur unplanned capital expenditures, thereby affecting the financial condition of the Corporation.

The Corporation could lose its competitive advantage vis-à-vis other potential medicine for the treatment of NASH in the general population if it is unable to develop or obtain approval of a multi-dose pen injector for its F8. The Corporation could also reduce the potential growth of its tesamorelin related-franchise for the treatment of HIV-associated lipodystrophy if it is unable to introduce a multi-dose pen injector using the F8 for the treatment of such disease. Any delays in getting the multi-does pen injector approved, or the non-approval thereof, will have a material adverse effect on the Corporation’s sales growth, financial results and business prospects.

Finally, the development of the multi-dose pen injector relies on agreements with single third-party service providers and exposes the Corporation to the risks faced by these third-party service providers, such as failure by these third parties to comply with applicable laws, the loss of their operating licenses, the loss of key personnel, the loss of key subcontractors, a shutdown of their facilities as a result of financial condition, a pandemic such as the COVID-19 pandemic or other force majeure issues, as well as their failure to perform their contractual obligations under the agreements with the Corporation. The occurrence of any of those instances would have a material adverse effect on the Corporation’s business, results of operations and financial condition.

If actual future payments for allowances for discounts, returns, rebates and chargebacks exceed the estimates the Corporation made at the time of the sale of its products, its financial position, results of operations, and cash flows may be negatively impacted.

Pursuant to the Corporation’s accounts and revenue recognition policies, the product revenue recognized quarter over quarter by the Corporation is net of estimated allowances for discounts, returns, rebates and chargebacks. Such estimates require subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. Based on industry practice, pharmaceutical companies, including the Corporation, have liberal return policies, sometimes making it difficult to estimate the timing and amount of expected revenues.

A chargeback is the difference between the price the wholesaler pays the Corporation (wholesale acquisition cost) and the price that the wholesaler’s customer pays for the Corporation’s product (contracted customer). The Corporation’s products were subject to certain programs with federal government qualified entities whereby pricing on products is discounted to such entities and results in a chargeback claim to the Corporation, or for the Corporation to bill certain qualifying Public Health Service end-users at government-mandated pricing. To the extent that the Corporation’s sales to discount purchasers, such as federal government qualified entities, increases, chargeback claims will also increase. There may be significant lag time between the Corporation’s original sale to the wholesaler and the Corporation’s receipt of the corresponding government chargeback claims from the Corporation’s wholesalers.

The Corporation’s products are subject to state government-managed Medicaid programs, whereby rebates for purchases are issued to participating state governments. These rebates arise when the patient treated with the Corporation’s products is covered under Medicaid. The Corporation’s calculations require the Corporation to estimate end-user and patient mix to determine which of its sales will likely be subject to these rebates. There is a significant time lag in the Corporation receiving these rebate notices (generally several months after its sale is made). The Corporation’s estimates are based on its historical claims from participating state governments, as supplemented by management’s judgment.

Although the Corporation believes that it has sufficient allowances, actual results may differ significantly from its estimated allowances for discounts, returns, rebates and chargebacks. Changes in estimates and assumptions based upon actual results may have a material impact on its financial condition, results of operations and cash flows. Such changes to estimates will be made to the financial statements in the period in which the estimate is changed. In addition, the Corporation’s financial position, results of operations and cash flows may be negatively impacted if actual future payments for allowances, discounts, returns, rebates and chargebacks exceed the estimates the Corporation made at the time of the sale of its products.

The Corporation has negative cash flow from its operating activities and the Corporation will require additional funding until it is able to generate positive cash flow from its operations.

During the fiscal year ended November 30, 2020, and for the nine-month period ended August 31, 2021, the Corporation had negative cash flow from operating activities. Continued negative operating cash flow may restrict the Corporation’s ability to pursue its business plan. Until the Corporation is able to generate positive cash flow from operations, its ability to finance its operations will be dependent on its ability to obtain additional external financing and ultimately on generating future profitable operations.  See “We did not generate a profit from our operation in the last fiscal year and there can be no guarantee that we will achieve consistent profitability.”, “We may not be able to generate sufficient cash from our operating activities to service our debt obligations.”, and “We may require additional funding and may not be able to raise the capital necessary to fund all or part of our capital requirements.” under the heading “Risk Factors” of the AIF.

The COVID-19 pandemic may continue to affect the Corporation’s operations and results.

The outbreak of COVID-19, and any other outbreaks of contagious diseases or other adverse public health developments, could have a material adverse effect on the Corporation’s operations, financial condition, liquidity, results of operations, and cash flows. The outbreak of COVID-19 has resulted in governmental authorities implementing numerous measures to try to contain the pandemic, such as travel bans and restrictions, quarantines, shelter in place orders, increased border and port controls and closures, and shutdowns. Although some governmental authorities are now relaxing some of their restrictions, in certain other countries, such as in major European countries, governmental authorities have started reimplementing restrictive measures. There remains considerable uncertainty regarding the effects of the pandemic on potential future measures that may be implemented.

As COVID-19 continues to be present and spread around the globe, the Corporation may experience disruptions that could severely impact its business and clinical trials, including:

•	patients limited access to the Corporation’s treatments and products;

•	diversion of healthcare resources prioritizing the treatment of patients suffering from COVID-19;

•	delays or difficulties in enrolling patients in the Corporation’s clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•	diversion of healthcare resources away from the conduct of clinical trials;

•	interruption of key clinical trial activities;

•	risk that participants enrolled in the Corporation’s clinical trials will acquire COVID-19 while the clinical trial is ongoing;

•	limitations in employee resources that would otherwise be focused on the commercialization of the Corporation’s products and the conduct its clinical trials;

•	delays in receiving authorizations from regulatory authorities to approve a drug candidate or to initiate the Corporation’s planned clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct the Corporation’s clinical trials;

•

changes in local regulations as part of a response to the COVID-19 pandemic which may require the Corporation to change the ways in which its clinical trials are conducted, which may result in unexpected costs, or the discontinuation of the clinical trials altogether;

•	interruptions or delays in preclinical studies due to restricted or limited operations at research and development laboratory facilities;

•	interruptions or delays in efforts to acquire data needed to support patent claims or otherwise expand the Corporation’s intellectual property portfolio; and

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delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees.

The COVID-19 pandemic has significantly increased economic and demand uncertainty throughout North America and Europe. The COVID-19 pandemic has caused disruption and volatility in the global capital markets, which, depending on further developments, could impact the Corporation’s capital resources and liquidity in the future, including the availability of financing on attractive terms, if at all.

The extent to which COVID-19 could impact the Corporation’s operations, financial condition, liquidity, results of operations, and cash flows is still highly uncertain and will depend on future developments. Such developments may include the geographic spread and duration of COVID-19, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the pandemic.

Our management will have certain discretion concerning the use of proceeds.

The Corporation’s management will have certain discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the net proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

As a “foreign private issuer”, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to the Corporation’s shareholders.

The Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and is permitted, under the MJDS adopted by the United States and Canada, to prepare its disclosure documents filed under the U.S. Exchange Act in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation will not file the same reports that a U.S. domestic issuer would file with the SEC, although under the MJDS the Corporation will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the officers, directors, and principal shareholders of the Corporation are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the officers, directors and principal shareholders of the Corporation purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a “foreign private issuer”, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a “foreign private issuer”, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation discloses the requirements it is not following and describes the Canadian practices it follows instead. The Corporation relies on this exemption. As a result, the shareholders of the Corporation may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

The Corporation is governed by the corporate and securities laws of Canada, which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

The Corporation is governed by the QBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Corporation’s charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the QBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Corporation’s articles) the QBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the QBCA, holders of 10% or more of the Corporation’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of the Corporation’s shares or assets.

A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold the Common Shares may be imposed by the Competition Act (Canada). This law permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in the Corporation. Otherwise, there are no limitations either under the laws of Canada or in the Articles on the rights of non-Canadians to hold or vote the Common Shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to the Corporation’s shareholders.

In addition, the Corporation’s shareholder rights plan entitles a rights holder, other than a person or group holding 20% or more of its Common Shares, to subscribe for additional Common Shares at a discount of 50% to the market price at that time, subject to certain exceptions.

As the Corporation is a Canadian corporation and the majority of its directors and officers are resident in Canada, it may be difficult for United States shareholders to effect service on the Corporation or to realize on judgments obtained in the United States.

The Corporation is incorporated under the laws of the Province of Québec with its principal place of business in Québec, most of its directors and officers are residents of Canada, some or all of the experts named in this prospectus are residents of Canada, and all or a substantial part of the Corporation’s assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. In addition, it may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. Any Prospectus Supplement that we file in connection with an offering of Securities by Selling Securityholders will include the following information:

•	the names of the Selling Securityholders;

•	the number or amount of Securities owned, controlled or directed of the class being distributed by each Selling Securityholder;

•	the number or amount of Securities of the class being distributed for the account of each Selling Securityholder;

•

the number or amount of Securities of any class to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities;

•	whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

The net proceeds to be derived from the sale of Securities will be the issue price thereof less any commission paid in connection therewith and the expenses relating to the particular offering of Securities. The net proceeds to us from any offering of Securities, the proposed use of those proceeds and the specific business objectives that we wish to accomplish with such proceeds will be set out in the applicable Prospectus Supplement, as well as the net proceeds that any Selling Securityholders expect to receive. There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” and any other factors set out in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities. Details of any such investment, if applicable, will be set out in the applicable Prospectus Supplement. We may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

Unless otherwise set forth in the applicable Prospectus Supplement, we will not receive any proceeds from any sale of any Securities by Selling Securityholders.

During the fiscal year ended November 30, 2020, and for the nine-month period ended August 31, 2021, the Corporation had negative cash flow from operating activities. As of August 31, 2021, cash amounted to US$32,446,000 and bonds and money market funds amounted to US$19,138,000. To the extent that the Corporation has negative cash flow in any future period, the net proceeds from any sale of Securities may be used, in part, to fund such negative cash flow.

January 2021 Offering

On January 19, 2021, the Corporation completed an offering of US$46,001,725 of units comprised of Common Shares and Warrants (the “January 2021 Offering”). In its prospectus supplement dated January 13, 2021 relating to such offering, the Corporation indicated that it intended to use the net proceeds from such offering primarily to fund research and development activities, commercialization initiatives, general and administrative expenses, working capital needs and other general corporate purposes. More specifically, out of net proceeds of the offering estimated to be US$42,500,000, an amount of US$30,500,000 was allocated to the NASH Phase 3 clinical trial and US$7,000,000 to oncology research and development (including the TH1902 Phase 1 clinical trial), with the remainder left for commercial and marketing activities and other uses.

Over the next few months following the January 2021 Offering, the Corporation was able to complete its discussions with the FDA and the EMA regarding the design and protocol for the Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH. As part of its announcement on July 15, 2021 regarding the finalization of the trial design, the Corporation also announced that the changes made to the design pursuant to the discussions held with the FDA and the EMA would result in higher costs than previously estimated, and that the Corporation was evaluating its options to best execute its late-stage development program for tesamorelin, including seeking a potential partner. As a result of the delay in the initiation of the NASH Phase 3 clinical trial, the funds raised in the January 2021 Offering earmarked for such trial have been added to the Corporation’s available cash balance. The Corporation’s ability to execute its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH will be dependant on its ability to secure additional financial resources. As at August 31, 2021, approximately US$2,000,000 was used in connection with the NASH Phase 3 clinical trial.

The Corporation’s oncology research and development activities, including the Phase 1 clinical trial evaluating its novel investigational proprietary PDC TH1902 for the treatment of sortilin-positive cancers, are progressing in the normal course, and net proceeds from the January 2021 Offering allocated to such use are being deployed as planned. As at August 31, 2021, approximately US$2,100,000 was used in connection with oncology research and development activities and the variance between the amount allocated and the amount used as at August 31, 2021 represents funds held in cash pending their planned allocation as costs are incurred.

Finally, the Corporation has not implemented new initiatives in terms of commercial and marketing activities, such that the funds earmarked for such use have been added to the Corporation’s working capital.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since the date of the Interim Financial Statements which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Prior sales of the Corporation’s Securities will be provided, as required, in the applicable Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PRICE RANGE AND TRADING VOLUME

Trading price and volume of the Common Shares will be provided, as required, in each Prospectus Supplement.

SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series of which, as of the date hereof, 95,121,639 Common Shares and no Preferred Shares were issued and outstanding.

DESCRIPTION OF COMMON SHARES

The Common Shares entitle the holders thereof to one vote per share. The holders of the Common Shares are entitled to receive any dividend declared by the Corporation on the Common Shares. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, the holders of the Common Shares are entitled to receive the remaining property of the Corporation upon its dissolution, liquidation or winding-up.

Dividends

We have never declared or paid cash dividends on our Common Shares and do not anticipate paying any cash dividends on our Common Shares in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

DESCRIPTION OF PREFERRED SHARES

The Preferred Shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of our board of directors (the “Board” or the “Board of Directors”), which shall determine the designation, rights, privileges, conditions and restrictions to be attached to the Preferred Shares of such series. There are no voting rights attached to the Preferred Shares except as prescribed by law. In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets of the Corporation among its shareholders, the holders of the Preferred Shares of each series are entitled to receive, in priority over the Common Shares and any other shares ranking junior to the Preferred Shares, any amount payable to them as a result of such liquidation, dissolution or winding-up. The holders of the Preferred Shares of each series are entitled to receive, in priority over the Common Shares and any other shares ranking junior to the Preferred Shares, any accrued cumulative dividend and any declared dividend remaining unpaid at the time of the distribution upon liquidation, dissolution or winding-up of the Corporation. The holders of Preferred Shares of each series are also entitled to such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined as to their respective series authorized to be issued. The Preferred Shares of each series shall be on a parity basis with the Preferred Shares of every other series with respect to payment of dividends and return of capital.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Subscription Receipts may be offered separately or together with other Securities. As at the date of this Prospectus, the Corporation has no Subscription Receipts outstanding.

Subscription Receipts will be issued under a subscription receipt agreement entered into between us and an escrow agent (the “Escrow Agent”). The applicable Prospectus Supplement will include details of the agreement pursuant to which such Subscription Receipts will be created and issued. Subscription Receipts are a security of ours that will entitle the holders to receive Common Shares or other Securities or combination of Securities upon the satisfaction of certain conditions, typically the completion of an acquisition by us of the assets or securities of another entity. Subsequent to the offering of Subscription Receipts, all or a portion of the subscription proceeds for the Subscription Receipts are held in escrow by the Escrow Agent, pending the satisfaction of the conditions. Holders of Subscription Receipts are not shareholders. Holders of Subscription Receipts are entitled to receive Common Shares or other Securities only upon exchange or conversion of their Subscription Receipts in accordance with the terms thereof or, upon the occurrence of certain events as specified in an applicable Prospectus Supplement, to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

The particular terms and provisions of Subscription Receipts offered under any Prospectus Supplement, and the extent to which the general terms and provisions described in this Prospectus may apply to those Subscription Receipts, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable: (i) the number of Subscription Receipts offered; (ii) the price, including the currency at which the Subscription Receipts will be offered and whether the price is payable in instalments; (iii) the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares or other Securities; (iv) the number of Common Shares or other Securities that may be obtained upon exchange or conversion of each Subscription Receipt; (v) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each other Security; (vi) the terms applicable to the gross proceeds from the sale of such Subscription Receipts plus any interest or other income earned thereon; and (vii) any other material terms and conditions of the Subscription Receipts. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

The preceding description and any description of Subscription Receipts in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the subscription receipt agreement relating to such Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the applicable Prospectus Supplement. In the case of Subscription Receipts which are exchangeable for other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the exchange of the Subscription Receipts until the issuance of those securities in accordance with the terms of the Subscription Receipts.

DESCRIPTION OF WARRANTS

Warrants may be offered separately or together with other Securities. As at the date of this Prospectus, the Corporation has 8,130,550 Warrants outstanding, exercisable at a price of US$3.18 per Common Share and expiring on January 19, 2024.

Warrants may be issued under a separate Warrant agreement or indenture. The applicable Prospectus Supplement will include details of the agreement or indenture pursuant to which such Warrants will be created and issued. A copy of any such Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Warrants that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The particular terms and provisions of the Warrants offered under any Prospectus Supplement, and the extent to which the general terms of the Warrants described in this Prospectus may apply to those Warrants, will be described in the applicable Prospectus Supplement filed in respect of the Warrants. This description will include, where applicable: (i) the number of Warrants offered; (ii) the price, including the currency at which the Warrants will be offered; (iii) the terms, conditions and procedures for the exercise of Warrants for Common Shares or other Securities; (iv) the number of Common Shares or other Securities that may be obtained upon exercise of each Warrant; (v) the designation and terms of any other Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each Security; (vi) the terms applicable to the gross proceeds from the sale of such Warrants; and (vii) any other material terms and conditions of the Warrants.

The preceding description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any Warrant agreement or indenture relating to such Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the applicable Prospectus Supplement. In the case of Warrants which are exercisable to purchase other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the exercise of the Warrants until the issuance of those securities in accordance with the terms of the Warrants.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of any Debt Securities offered, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in a Prospectus Supplement.

Debt Securities will be direct secured or unsecured obligations of the Corporation as described in the applicable Prospectus Supplement. Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. The senior Debt Securities will rank equal in right of payment to all other unsecured and unsubordinated indebtedness of the Corporation (except for unsecured and unsubordinated indebtedness preferred by mandatory provisions of law). The subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the senior Debt Securities and all other senior indebtedness of the Corporation.

Debt Securities will be issued under one or more indentures (each a “Debt Indenture”) between the Corporation and a trustee that will be named in the applicable Prospectus Supplement. The Debt Indenture under which any Debt Securities are issued will be specified in the applicable Prospectus Supplement. The statements made hereunder relating to any Debt Indenture or of any instalment receipt and pledge agreement (see below) and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Debt Indenture or instalment receipt and pledge agreement, as applicable.

Each Debt Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. The applicable Prospectus Supplement will contain the terms and other information with respect to the Debt Securities being offered thereby, which may include the following:

(a)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)	the currency in which the Debt Securities may be purchased and the currency in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(c)	any applicable subordination provisions;

(d)	the offering price or the percentage of the principal amount or discount at which such Debt Securities will be issued;

(e)	the date or dates on which such Debt Securities will mature;

(f)	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such interest rates (if any);

(g)	the dates on which any such interest will be payable and the record dates for such payments;

(h)	the name of the trustee under the Debt Indenture pursuant to which the Debt Securities are to be issued;

(i)	any redemption term or terms under which such Debt Securities may be defeased;

(j)	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k)	the place or places where principal, premium (if any) and interest (if any) will be payable;

(l)	any sinking fund provisions;

(m)	whether such Debt Securities will be issued in whole or in part in the form of one or more global securities;

(n)	the identity of the depositary for global securities;

(o)

whether a temporary security is to be issued with respect to such Debt Securities and whether any interest payable prior to the issuance of definitive Debt Securities of such series will be credited to the account of the persons entitled to such interest;

(p)

the terms upon which beneficial interests in a temporary global Debt Security may be exchanged in whole or in part for beneficial interests in a definitive global Debt Security or for individual definitive Debt Securities and the terms upon which such exchanges may be made;

(q)	the securities exchange(s) on which such series of Debt Securities (or instalment receipts representing the Debt Securities, if applicable) will be listed, if any;

(r)	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the Debt Indenture;

(s)	any right of the trustee or the holders to declare the principal, premium (if any) and interest (if any) with respect to such series of Debt Securities to be due and payable;

(t)	the governing law of such Debt Securities and Debt Indenture;

(u)	any provisions relating to any security provided for such Debt Securities;

(v)	any exchange or conversion terms; and

(w)	any other specific terms, including any additional events of default or covenants not inconsistent with the provisions of the applicable indenture.

The Debt Securities may, at our option, be issued in fully registered certificated form or in “book-entry only” form. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the trustee for such Debt Securities.

Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items).

The preceding description and any description of Debt Securities in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Debt Indenture relating to such Debt Securities.

In the case of Debt Securities which are convertible into other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the conversion of the Debt Securities until the issuance of those securities in accordance with the terms of the Debt Securities and Debt Indenture.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts which will provide for payment for the Debt Securities on an instalment basis, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby, and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. A copy of any such instalment receipt and pledge agreement or similar agreement, once executed, will be filed by the Corporation with securities regulatory authorities after it has been entered into and will be available on the Corporation’s SEDAR profile at www.sedar.com and the Corporation’s EDGAR profile at www.sec.gov.

DESCRIPTION OF UNITS

The Corporation may issue Units, separately or together, with other Securities. The applicable Prospectus Supplement will include details of the Units being offered thereunder. As at the date of this Prospectus, the Corporation has no Units outstanding.

Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The particular terms and provisions of the Units offered under any Prospectus Supplement, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set out in the applicable Prospectus Supplement. This description will include, where applicable: (i) the number of Units offered; (ii) the price or prices, if any, at which the Units will be issued; (iii) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); (iv) the currency in which the Units will be offered; (v) the Securities comprising the Units; (vi) whether the Units will be issued with any other securities and, if so, the amount and terms of such securities; (vii) any minimum or maximum subscription amount; (viii) whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (ix) any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and (x) any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

OTHER MATTERS RELATING TO THE SECURITIES

General

The Securities may be issued in fully registered certificated form or in book-entry only form.

Certificated Form

Securities issued in certificated form will be registered in the name of the purchaser or its nominee on the registers maintained by our transfer agent and registrar or the applicable trustee.

Book-Entry Only Form

Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named in the Prospectus Supplement will be a participant of the depository. On the closing of a book-entry only offering, we will cause a global certificate or certificates or an electronic deposit representing the aggregate number of Securities subscribed for under such offering to be delivered to or deposited with, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from us or the depository evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities.

If we determine, or the depository notifies us in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and we are unable to locate a qualified successor, or if we at our option elect, or are required by law, to terminate the book-entry system, then the Securities will be issued in certificated form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Certificated Form

Transfer of ownership, conversion or redemptions of Securities held in certificated form will be effected by the registered holder of the Securities in accordance with the requirements of our transfer agent and registrar and the terms of the agreement, indenture or certificates representing such Securities, as applicable.

Book-Entry Only Form

Transfer of ownership, conversion or redemptions of Securities held in book-entry only form will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants. The ability of a holder to pledge a Security held in book-entry only form or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Certificated Form

Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us, and any notices in respect of a Security will be given by us, directly to the registered holder of such Security, unless the applicable agreement, indenture or certificate in respect of such Security provides otherwise.

Book-Entry Only Form

Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us to the depository or its nominee, as the case may be, as the registered holder of the Security and we understand that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, our responsibility and liability in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption amount, dividend or interest (as applicable) due on the Securities to the depository or its nominee.

Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities.

We understand that under existing industry practices, if we request any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by us, any trustee and the depository. Accordingly, any holder of a Security held in book-entry only form that is not a participant must rely on the contractual arrangement it has directly or indirectly through its financial intermediary with its participant to give such notice or take such action.

We, the underwriters, dealers or agents and any trustee identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interest of the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership; or (iii) any advice or representation made by or with respect to the depository and contained in any indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.

PLAN OF DISTRIBUTION

We may sell the Securities: (i) to underwriters or dealers purchasing as principal; (ii) directly to one or more purchasers; or (iii) through underwriters, dealers or agents in Canada, the United States and elsewhere where permitted by law, in any case for cash or other consideration. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby.

The Prospectus Supplement relating to a particular offering of Securities will also set out the terms of the offering of the Securities including, to the extent applicable: (i) the name or names of any underwriters, dealers or agents; (ii) any fees, discounts, commissions or other compensation payable to such underwriters, dealers or agents in connection with the offering; (iii) a description of services to be provided by underwriters, dealers or agents in relation to the offering; (iv) the method of distribution of the Securities; (v) the name of any Selling Securityholder; and (vi) in the event the offering is a fixed price distribution, the initial offering price and the proceeds that we will receive. The distribution of Securities may be effected from time to time in one or more transactions at fixed prices or at market prices prevailing at the time of sale, which prices may vary between purchasers and during the period of distribution of the Securities, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 (described below). Any public offering price and any discounts or concessions allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time.

This Prospectus may also, from time to time, relate to the offering of our Securities by certain Selling Securityholders. The Selling Securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the Selling Securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

If underwriters purchase Securities as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased.

The Securities may also be sold directly by us or a Selling Securityholder at prices and upon terms agreed to by the purchaser and us or a Selling Securityholder, as applicable, or through underwriters, dealers or agents designated by us or a Selling Securityholder from time to time. Any underwriter, dealer or agent involved in the offering and sale of the Securities pursuant to this Prospectus will be named, and any commissions or fees payable by us or by a Selling Securityholder to that underwriter, dealer or agent will be set out, in the applicable Prospectus Supplement. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation and/or the Selling Securityholders to indemnification by the Corporation and/or the Selling Securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments that they may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Corporation and/or the Selling Securityholders in the ordinary course of business.

Underwriters, dealers or agents may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in and subject to limitations imposed by applicable securities laws which includes sales made directly on an existing trading market for our Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market distributions”, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, as defined under applicable Canadian securities legislation, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Unless a Prospectus Supplement provides otherwise, any offering of Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units will be a new issue of Securities with no established trading market, and unless otherwise specified in the applicable Prospectus Supplement, such Securities will not be listed on any securities exchange. There is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities (other than the 5.75% Notes) or Units may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities (other than the 5.75% Notes) in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Warrants, Debt Securities (other than the 5.75% Notes) or Units, and the extent of issuer regulation. See “Risk Factors”. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in such Securities nor as to the liquidity of the trading market, if any, for such Securities.

This Prospectus does not qualify any securities that would be “specified derivatives” as defined in NI 44-102.

CERTAIN INCOME TAX CONSIDERATIONS

Applicable Prospectus Supplements may describe certain Canadian and/or United States federal income tax consequences generally applicable to investors arising from purchasing, holding, and disposing of Securities. However, prospective purchasers of Securities are cautioned and advised to consult with their own independent tax advisors and legal counsel as necessary prior to purchasing Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain Canadian legal matters relating to the offering of such Securities will be passed upon for us by Fasken Martineau DuMoulin LLP and certain United States legal matters, to the extent they are addressed in any Prospectus Supplement, will be passed upon for us by Jenner & Block LLP. In addition, certain legal matters in connection with any offering of Securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

INTEREST OF EXPERTS

Except as set out below or in a Prospectus Supplement relating to an offering of Securities, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion in this Prospectus or an amendment to this

Prospectus, either directly or in a document incorporated by reference herein, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company.

KPMG LLP is the auditor of the Corporation. KPMG LLP has confirmed that it is independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. Further, KPMG LLP are independent accountants with respect to the Corporation under all relevant US professional and regulatory standards.

TRANSFER AGENTS AND NOTE TRUSTEE

The transfer agents and registrars for our Common Shares are Computershare Trust Company of Canada at its principal offices in Montreal, Québec and Toronto, Ontario and Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts.

The Note Trustee for our 5.75% Notes is Computershare Trust Company of Canada at its offices in Montreal, Québec.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus is a part insofar as required by Form F-10: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP; (iii) powers of attorney from certain directors and officers pursuant to which the amendments to the Registration Statement may be signed; and (iv) the Debt Indenture, as applicable.

12,500,000 Common Shares

PROSPECTUS SUPPLEMENT

October 25, 2023

Cantor